As filed with the Securities and Exchange Commission on November 14, 2014
                           Registration No.333-198435
 ==============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM S-1/A
                                 AMENDMENT NO. 1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             SAFE LANE SYSTEMS, INC.
       -----------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

          COLORADO                          3714                  46-3892319
------------------------------ ----------------------------  -------------------
  (State or jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

  1624 MARKET STREET, SUITE #202, DENVER, COLORADO 80202/ PHONE (949) 825-6512
 ------------------------------------------------------------------------------
          (Address and telephone number of principal executive offices)

  PAUL D. DICKMAN, CHIEF EXECUTIVE OFFICER, PRESIDENT AND CHAIRMAN OF THE BOARD 1624 MARKET STREET, SUITE #202, DENVER, COLORADO 80202/ PHONE (949) 825-6512
  ----------------------------------------------------------------------------
            (Name, address and telephone number of agent for service)

                        COPIES OF ALL COMMUNICATIONS TO:
                       Michael A. Littman, Attorney at Law
   7609 Ralston Road, Arvada, CO, 80002 phone 303-422-8127 / fax 303-431-1567

Approximate date of commencement of proposed sale to the public: As soon as possible after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

------------------------------ ------- --------------------------- -------------
Large accelerated filer          [___] Accelerated filer               [___]
------------------------------ ------- --------------------------- -------------
Non-accelerated filer            [___] Smaller reporting company       [_X_]
(Do not check if a smaller
 reporting company)
------------------------------ ------- --------------------------- -------------


                              CALCULATION OF REGISTRATION FEE

                                           PROPOSED MAXIMUM  PROPOSED MAXIMUM    AMOUNT OF
  TITLE OF EACH CLASS OF      AMOUNT TO BE  OFFERING PRICE  AGGREGATE OFFERING REGISTRATION
SECURITIES TO BE REGISTERED    REGISTERED     PER SHARE          PRICE(1)           FEE
---------------------------- ------------- ---------------- ------------------ -------------
Common Stock for             22,768,273             $0.01       $227,682.73      $29.33 (2)
Distribution under Plan of
Liquidation

Common Stock for resale      22,768,273             $0.01       $227,682.73      $29.33 (2)
from the Distributees of
the Plan of Liquidation
----------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act. (comment #4)

(2) Previously paid with the prior registration statement filed on August 28, 2014.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             (SUBJECT TO COMPLETION)
                                   PROSPECTUS

                             SAFE LANE SYSTEMS, INC.

        22,768,273 SHARES OF COMMON STOCK UNDERLYING CONVERSION RIGHTS OF
              CLASS "B" NON-VOTING FOR DISTRIBUTION TO DISTRIBUTEES
             UNDER THE PLAN OF LIQUIDATION, UPON CONVERSION OF CLASS
                   "B" PREFERRED CONVERTIBLE NON-VOTING STOCK
       AND 22,768,273 SHARES OF COMMON STOCK FOR RESALE BY DISTRIBUTEES OF
                             THE PLAN OF LIQUIDATION

We are registering:

(a)  22,768,273  common shares to be distributed to Distributees  under the Plan
     of  Liquidation,   upon  conversion  of  Class  "B"  Preferred  Convertible
     Non-Voting Stock. (comment #5)

(b) 22,768,273 shares of common stock for resale by Distributees of the Plan of Liquidation

We will NOT receive any proceeds from sales of shares by selling shareholders.

Pursuant to the Master I.P. Agreement, we agreed to issue up to 22,768,273 shares of our Class "B" Preferred Convertible Non-Voting Stock on a one-for-one basis convertible up to 22,768,273 shares of our common stock to a Trustee for Superior Traffic Control, Inc.'s ("STC") shareholders with the understanding and agreement that we would file an S-1 Registration Statement for a) the distribution of the common shares, pro-rata, to the shareholders of STC, and b) for resale of such converted common shares issued to STC shareholders in public market or private transactions. The terms of our Class "B" Preferred Convertible Non-Voting Stock and the terms of the Trust provide that there can be no conversion of our Class "B" Preferred Convertible Non-Voting Stock to common stock unless and until a Registration Statement on Form S-1 under the Securities Act of 1933 has been made effective.

Our selling shareholders plan to sell common shares at $0.01, (comment #19), until such time as a market develops for any of the securities and thereafter at such prices as the market may dictate from time to time. There is no market price for the stock and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends. The price was arbitrarily set at $0.01 per share, based on a speculative concept unsupported by any other comparables. We have set the initial fixed price as follows:


             TITLE                          PRICE PER SHARE
-------------------------------- ---------------------------------------
          Common Stock                           $0.01

At any time after a market develops, our security holders may sell their securities in a market, at market prices or at any price in privately negotiated transactions.

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK; SEE "RISK FACTORS" BEGINNING ON PAGE 6 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE OR PROVINCIAL SECURITIES
COMMISSION, NOR HAS THE SEC OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We intend to obtain a quotation for our stock in the future, but cannot make any assurances that we will be approved for such quotation by FINRA. An application has not yet been filed, nor is there any selected broker/dealer to file for quotation on our behalf as of yet. Our common stock is presently not quoted on any national securities exchange or the NASDAQ Stock Market or any other venue.

This offering will be on a delayed and continuous basis only after the distribution upon conversion of Class "B" Preferred Convertible Non-Voting stock to common and for sales of selling shareholders (distributes) shares. The selling shareholders are not paying any of the offering expenses and we will not receive any of the proceeds from the sale of the shares by the selling shareholders. (See "Description of Securities - Shares").

The information in this prospectus is not complete and may be changed. We may not sell these securities until the date that the registration statement relating to these securities, which has been filed with the Securities and Exchange Commission, becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                The date of this Prospectus is November 14, 2014.

TABLE OF CONTENTS

================================= ================================================================ =============
PART I -  INFORMATION REQUIRED
IN PROSPECTUS                                                                                        Page No.
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 1.                           Front of  Registration  Statement  and Outside Front Cover Page
                                  of Prospectus
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 2. Prospectus Cover Page
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 3.                           Prospectus  Summary  Information,  Risk  Factors  and  Ratio of       4
                                  Earnings to Fixed Charges
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 4.                           Use of Proceeds                                                      20
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 5.                           Determination of Offering Price                                      20
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 6.                           Dilution                                                             20
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 7.                           Selling Security Holders                                             21
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 8.                           Plan of Distribution                                                 26
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 9.                           Description of Securities                                            26
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 10.                          Interest of Named Experts and Counsel                                27
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 11.                          Information with Respect to the Registrant                           27
--------------------------------- ---------------------------------------------------------------- -------------
                                  a. Description of Business                                           27
                                  b. Description of Property                                           40
                                  c. Legal Proceedings                                                 40
                                  d. Market for Common Equity and Related Stockholder Matters          40
                                  e. Financial Statements                                              41
                                  f. Selected Financial Data                                           42
                                  g. Supplementary Financial Information                               42
                                  h. Management's  Discussion and Analysis of Financial Condition      42
                                  and Results of Operations
                                  i. Changes In and Disagreements  With Accountants on Accounting      47
                                  and Financial Disclosure
                                  j. Quantitative and Qualitative Disclosures About Market Risk        47
                                  k. Directors and Executive Officers                                  47
                                  l. Executive and Directors Compensation                              50
                                  m.  Security   Ownership  of  Certain   Beneficial  Owners  and      53
                                  Management
                                  n. Certain Relationships,  Related Transactions,  Promoters And      54
                                  Control Persons
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 11 A.                        Material Changes                                                     55
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 12.                          Incorporation of Certain Information by Reference                    56
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 12 A.                        Disclosure  of  Commission   Position  on  Indemnification  for      56
                                  Securities Act Liabilities
--------------------------------- ---------------------------------------------------------------- -------------
PART II - INFORMATION NOT
REQUIRED IN PROSPECTUS
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 13.                          Other Expenses of Issuance and Distribution                          57
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 14.                          Indemnification of Directors and Officers                            57
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 15.                          Recent Sales of Unregistered Securities                              58
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 16.                          Exhibits and Financial Statement Schedules                           59
--------------------------------- ---------------------------------------------------------------- -------------
ITEM 17.                          Undertakings                                                         60
--------------------------------- ---------------------------------------------------------------- -------------
                                  Signatures                                                           61
--------------------------------- ---------------------------------------------------------------- -------------

ITEM 3. PROSPECTUS SUMMARY INFORMATION, RISK FACTORS AND RATIO OF EARNINGS TO FIXED CHARGES
--------------------------------------------------------------------------------

OUR COMPANY

Safe Lane Systems, Inc. ("Safe Lane Systems", "Safe Lane Systems," "We," "Us," "Our," or "Company" hereafter), was incorporated in the State of Colorado on September 10, 2013. We were formed to engage in the sale of traffic safety equipment. We may also engage in any other business permitted by law, as designated by the Board of Directors of our Company.

We have licensed and sub-licensed I.P. for a spring (comment #6) traffic cone dispenser designed to protect highway workers, first responders to vehicle collisions and highway incidents, law enforcement personnel, towing operators, private and public utility workers, as well as pedestrians and motorists. Our flagship product, The Kone General Automatic Safety Cone Deployment System, is the world's first and only portable safety cone dispensing system. Safe D-Ploy Spring Cones are patented MUTCD (Manual on Uniform Traffic Control Devices) compliant highway safety cones. We must commence manufacture and sales by January 1, 2016. We cannot give any assurance that we will be able to comply with this requirement of the license (comment #9)

We have begun initial minimal operations and are currently without revenue. We have one contract employee at the present time, our CEO. During the year ended December 31, 2013, the executive officers contributed their services and had not begun to be compensated. Upon formation, the founder, our CEO and Chairman, Paul
D. Dickman, purchased 2,000,000 shares of the Company's common stock as a price of $0.0005, per share for a total price of $1,000 and in addition he was granted 10,000,000 ($0.0001 par value) shares of Class "A" Super Majority Voting stock for organizational services.

(comment #6) We have engaged a marketing consultant to develop a marketing and sales plan for both the spring traffic cone and our automatic traffic cone dispenser. The consultant's final marketing plan should be received and approved by the end of the year. We expect to incur an additional $15,000 in fees prior to the plan being finalized. We currently have sufficient capital to cover the expected expense.

We have engaged and are currently under agreement with a globally recognized manufacturer's representation firm, The Johander Company of Minneapolis, to help guide us into retail markets, build a manufacturer's representative network, and drive retail sales of our Spring Cone and Safe-D-ploy product accessories. Johader was founded in 1987 by Bill Johander and remains a family business operated by his daughter Jennifer who joined the company after a successful career at Target Stores. We will pursue under a `pay for success' commission structure the following existing Johander retail relationships including; Target and Target.com, Bluestem Brands (Fingerhut), Meijer, Menard's, Home Depot, Lowe's, Advance Auto, Sam's Club and Gander Mountain, Walmart, Costco, Dick's Sporting Goods, Sports Authority, Academy Amazon, NAPA, Auto Zone, O'Reillys, Pep Boys, AC Delco, ULine, Grainger, Gempler's, Toys R Us, and Streicher's. Through this relationship we expect to have a new manufacture in place by the end of the year at no additional costs until such time as manufacturing begins.

We plan to begin marketing our products in early 2015 based upon the recommendation of our marketing consultants. We expect we will need to raise an additional $1,000,000 in equity financing prior to implementing our full marketing and sales plan. (comment #12). We owe a note payable of $160,000, which will need to be paid within the year 2015.

We are in the developmental stage of our business. Since our incorporation September 2013, we have been engaged in securing both exclusive and non-exclusive license agreements for our key products, designing a marketing plan, and lining up suppliers and manufacturers for production.

During the 2015 fiscal year, we intend to focus our efforts on our product launch and marketing of the Kone General Automatic Safety Cone Deployment System. (comment #9) We must commence manufacture and sales by January 1, 2016 or our licenses will be in default.

Our Auditors have issued a going concern opinion and the reasons noted for issuing the opinion are our lack of revenues or business and very modest capital.

(comment #7) As of October 31, 2014, we had $75,000 in cash on hand. Our current monthly cash burn rate is approximately $12,500, and it is expected that burn rate will continue until significant additional capital is raised and our marketing plan is executed. Once additional capital is raised to support our marketing efforts, we expect to increase our monthly general and administrative cash burn rate to approximately $25,000 per month until revenue is generated to offset this expense. Based upon our current burn rate, we will use all current cash within six months' time. However, we will need to raise an additional approximately $1,000,000 to execute our plan of operations.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY (COMMENT #3)

We qualify as an emerging growth company as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

     o A requirement to have only two years of audited financial statements and only two years of related MD&A ;

     o Exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

     o Reduced disclosure about the emerging growth company's executive compensation arrangements; and

     o No non-binding advisory votes on executive compensation or golden parachute arrangements.

We have already taken advantage of these reduced reporting burdens in this prospectus, which are also available to us as a smaller reporting company as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)2(B) of the Securities Act of 1933, as amended (the "Securities Act") for complying with new or revised accounting standards. We have elected to use the extended transition period provided above and therefore our financial statements may not be comparable to companies that comply with public company effective dates.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

For more details regarding this exemption, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies."

Factors that make this offering highly speculative or risky are:

     o    There is no market for any securities;
     o    We have no revenues or sales;
     o    We are start up company;
     o We have minimal experience in the traffic safety business as a company;
     o    We are undercapitalized.

Our principal executive offices are located at 1624 Market Street, Suite #202, Denver, Colorado 80202 and our telephone number is (949) 825-6512. We maintain a website at WWW.SAFELANES.COM, such website is not incorporated into or a part of this filing.

SUMMARY OF FINANCIAL INFORMATION

The Summary Financial Information presented below is at June 30, 2014.

------------------------------------------------- -------------------------
                                                       As at June 30, 2014
------------------------------------------------- -------------------------
Total Assets                                                        $6,062
------------------------------------------------- -------------------------
Current Liabilities                                                $26,274
------------------------------------------------- -------------------------
Shareholders' Equity                                             $(20,212)
------------------------------------------------- -------------------------

------------------------------------------------- -------------------------
                                                   From September 10, 2013
                                                           (inception) to
                                                             June 30, 2014
------------------------------------------------- -------------------------
Revenues to December 31, 2013 and June 30, 2014                         $0
------------------------------------------------- -------------------------
Net Loss at December 31, 2013                                    $ (1,000)
------------------------------------------------- -------------------------
Net Loss at the six months ended June 30, 2014                  $ (23,739)
------------------------------------------------- -------------------------

As of December 31, 2013, the accumulated deficit was $(1,000). As of June 30, 2014, the accumulated deficit was $(24,724). We anticipate that we will operate in a deficit position and continue to sustain net losses for the foreseeable future.

(comment #8) The implied aggregate value of all common stock intended to be outstanding after the conversion, based on price of $0.01 and the 22,768,273 shares to be issued is $227,683.

THE OFFERING

                  22,768,273 SHARES OF COMMON STOCK UNDERLYING
      CONVERSION RIGHTS OF CLASS "B" PREFERRED CONVERTIBLE NON-VOTING STOCK
         FOR DISTRIBUTION TO DISTRIBUTEES UNDER THE PLAN OF LIQUIDATION
                                       AND
         22,768,273 SHARES OF COMMON STOCK FOR RESALE BY DISTRIBUTEES OF
                             THE PLAN OF LIQUIDATION

We are registering:

     (a) 22,768,273 common shares to be distributed to Distributees under Plan of Liquidation, upon conversion of Class "B" Preferred Convertible Non-Voting Stock

     (b) 22,768,273 shares of common stock for resale by Distributees of the Plan of Liquidation

We will NOT receive any proceeds from sales of shares by selling shareholders.

Pursuant to the Master I.P. Agreement, we agreed to issue up to 22,768,273 shares of our Class "B" Preferred Convertible Non-Voting Stock on a one-for-one basis convertible to 22,768,273 shares of our common stock to a Trustee for Superior Traffic Control, Inc.'s ("STC") shareholders with the understanding and agreement that we would file an S-1 Registration Statement for a) the distribution of the common shares, pro-rata, to the shareholders of STC, and b) for resale of such converted common shares issued to STC shareholders in public market or private transactions. The terms of our Class "B" Preferred Convertible Non-Voting Stock and the terms of the Trust provide that there can be no conversion of our Class "B" Preferred Convertible Non-Voting Stock to common stock unless and until a Registration Statement on Form S-1 under the Securities Act of 1933 has been made effective.

Our common stock, only, will be transferable immediately after the closing of this offering. (See "Description of Securities")

====================================================== =======================
Common shares outstanding before this offering                      2,000,000
------------------------------------------------------ -----------------------
Maximum common shares being offered by our existing
 selling shareholders                                              22,768,273
------------------------------------------------------ -----------------------
Maximum common shares outstanding after this offering              24,768,273
====================================================== =======================

We are  authorized to issue  450,000,000  shares of common stock and  50,000,000 shares of preferred stock. Our current shareholders, officers and directors collectively own 2,000,000 shares of restricted common stock and 10,000,000 shares of Class "A" Preferred Super Majority Voting Stock as of June 30, 2014. These shares were issued in the following amounts and at the following prices:

---------------------------- ----------------------------- ---------------------
     Number of Shares               Consideration              Price Per Share
---------------------------- ----------------------------- ---------------------
  2,000,000 common Stock                $1,000                     $0.0005
---------------------------- ----------------------------- ---------------------
   10,000,000 Class "A"            Founder Services                $0.0001
 Preferred Super Majority
       Voting Stock
---------------------------- ----------------------------- ---------------------
   22,768,273 Class "B"                Licenses                    $0.0001
   Preferred Convertible
     Non-Voting Stock
---------------------------- ----------------------------- ---------------------

There is currently no public market for our shares as it is presently not traded on any market or securities exchange.

                       RISK FACTORS RELATED TO OUR COMPANY

Our securities, as offered hereby, are highly speculative and should be purchased only by persons who can afford to lose their entire investment in us. Each prospective investor should carefully consider the following risk factors, as well as all other information set forth elsewhere in this prospectus, before purchasing any of the shares of our common stock.

WE HAVE A LACK OF REVENUE HISTORY AND INVESTORS CANNOT VIEW OUR PAST PERFORMANCE SINCE WE ARE A START-UP COMPANY.

We were formed on September 10, 2013 for the purpose of engaging in any lawful business and adopted a plan to engage in the traffic safety business. We have had no revenues since inception. We are not profitable and the business effort is considered to be in an early development stage. We must be regarded as a new or development venture with all of the unforeseen costs, expenses, problems, risks and difficulties to which such ventures are subject. We should be considered highly speculative.

(DELETION COMMENT #10)

WE HAVE LIMITED WORKING CAPITAL AND LIMITED CASH FUNDS.

Our capital needs are projected to be $1,000,000 during the next 12 months of operations. Such funds are not committed, at this time in any amount. (comment #13 and comment #29) Within the next six months additional financing requirements are projected to be $90,000. We have a note payable agreement in place with our current lender that will provide this funding need.

We will not receive any proceeds from the resale of the shares registered hereby. We are registering 22,768,273 shares of common stock on behalf of our shareholders for distribution and resale.

We have limited funds, and such funds may not be adequate to carry out the business plan. (comment #14) We have limited funds (as of October 31, 2014, we had $75,000 in cash on hand), and such funds may not be adequate to carry out the business plan. The ultimate success of our Company may depend upon our ability to raise additional capital. We have investigated the availability, source, or terms that might govern the acquisition of additional capital. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations will be limited to those that can be financed with our modest capital.

The ultimate success of our Company may depend upon our ability to raise additional capital. Safe Lane Systems has investigated the availability, source, or terms that might govern the acquisition of additional capital. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to Safe Lane Systems. If not available, Safe Lane System's operations will be limited to those that can be financed with its modest capital.

OUR OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTEREST WHICH MAY NOT BE RESOLVED FAVORABLY TO US.

Certain conflicts of interest may exist between us and our officers and directors. Our Officers and Directors have other business interests to which they devote their attention and may be expected to continue to do so although management time should be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to us. See "Directors and Executive Officers" (page 40), and "Conflicts of Interest" (page 42). Our officer is spending part-time in this business - up to 10 hours per week.

WE MAY IN THE FUTURE ISSUE MORE SHARES WHICH COULD DILUTE CURRENT STOCKHOLDERS.

We may issue further shares as consideration for the cash or assets or services out of our authorized but unissued common stock that would, upon issuance, represent more equity of our Company. The result of such an issuance would be those new stockholders and management would control our Company, and persons unknown could replace our management at this time. Such an occurrence could result in a greatly reduced percentage of ownership of our Company by our current shareholders and distributes and their purchasers in the event of resale, which could present significant risks to investors.

(comment #10 deleted)

(comment #3) WE WILL INCUR SIGNIFICANT COSTS TO BE A PUBLIC COMPANY TO ENSURE COMPLIANCE WITH U.S.. CORPORATE GOVERNANCE AND ACCOUNTING REQUIREMENTS AND WE MAY NOT BE ABLE TO ABSORB SUCH COSTS.

We may incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect these costs to be approximately $50,000-$75,000 per year. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, we may not be able to absorb these costs of being a public company which will negatively affect our business operations.

WE ARE AN "EMERGING GROWTH COMPANY," AND ANY DECISION ON OUR PART TO COMPLY ONLY WITH CERTAIN REDUCED DISCLOSURE REQUIREMENTS APPLICABLE TO "EMERGING GROWTH COMPANIES" COULD MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS.

We are an "emerging growth company," as defined in the JOBS Act, and, for as long as we continue to be an "emerging growth company," we expect and fully intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion,
(ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in
Section 7(a)2(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to opt in to the extended transition period for complying with the revised accounting standards. We have elected to rely on these exemptions and reduced disclosure requirements applicable to "emerging growth companies" and expect to continue to do so.

WE MAY NOT BE ABLE TO MEET THE FILING AND INTERNAL CONTROL REPORTING REQUIREMENTS IMPOSED BY THE SEC WHICH MAY RESULT IN A DECLINE IN THE PRICE OF OUR COMMON SHARES AND AN INABILITY TO OBTAIN FUTURE FINANCING.

As directed by Section 404 of the Sarbanes-Oxley Act, as amended by SEC Release No. 33-8934 on June 26, 2008, the SEC adopted rules requiring each public company to include a report of management on the company's internal controls over financial reporting in its annual reports. In addition, the independent registered public accounting firm auditing a company's financial statements may have to also attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. We may be required to include a report of management on its internal control over financial reporting. The internal control report must include a statement

     o    Of  management's   responsibility  for  establishing  and  maintaining
          adequate internal control over its financial reporting;

     o Of management's assessment of the effectiveness of its internal control over financial reporting as of year end; and

     o Of the framework used by management to evaluate the effectiveness of our internal control over financial reporting.

Furthermore, our independent registered public accounting firm may be required to file its attestation on whether it believes that we have maintained, in all material respects, effective internal control over financial reporting.

While we expect to expend significant resources in developing the necessary documentation and testing procedures required by Section 404 of the
Sarbanes-Oxley Act, there is a risk that we may not be able to comply timely with all of the requirements imposed by this rule. In the event that we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements and our stock price and ability to obtain equity or debt financing as needed could suffer.

In addition, in the event that our independent registered public accounting firm is unable to rely on our internal controls in connection with its audit of our financial statements, and in the further event that it is unable to devise alternative procedures in order to satisfy itself as to the material accuracy of our financial statements and related disclosures, it is possible that we would be unable to file our Annual Report on Form 10-K with the SEC, which could also adversely affect the market price of our Common Stock and our ability to secure additional financing as needed.

THE JOBS ACT ALLOWS US TO DELAY THE ADOPTION OF NEW OR REVISED ACCOUNTING STANDARDS THAT HAVE DIFFERENT EFFECTIVE DATES FOR PUBLIC AND PRIVATE COMPANIES.

Since, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act, this election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

OUR COMMON SHARES WILL NOT INITIALLY BE REGISTERED UNDER THE EXCHANGE ACT AND AS A RESULT WE WILL HAVE LIMITED REPORTING DUTIES WHICH COULD MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS.

Our common shares are not registered under the Exchange Act. As a result, we will not be subject to the federal proxy rules and our directors, executive officers and 10% beneficial holders will not be subject to Section 16 of the

Exchange Act. In additional our reporting obligations under Section 15(d) of the Exchange Act may be suspended automatically if we have fewer than 300 shareholders of record on the first day of our fiscal year. Our common shares are not registered under the Securities Exchange Act of 1934, as amended, and we do not intend to register our common shares under the Exchange Act for the foreseeable future, provided that, we will register our common shares under the Exchange Act if we have, after the last day of our fiscal year, more than either
(i) 2000 persons; or (ii) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act. As a result, although, upon the effectiveness of the registration statement of which this prospectus forms a part, we will be required to file annual, quarterly, and current reports pursuant to Section 15(d) of the Exchange Act, as long as our common shares are not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the Securities and Exchange Commission a proxy statement and form of proxy complying with the proxy rules. In addition, so long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directs, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers, and beneficial holders will only be available through this (and any subsequent) registration statement, and periodic reports we file thereunder. Furthermore, so long as our common shares are not registered under the Exchange Act, our obligation to file reports under Section 15(d) of the Exchange Act will be automatically suspended if, on the first day of any fiscal year (other than a fiscal year in which a registration statement under the Securities Act has gone effective), we have fewer than 300 shareholders of record. This suspension is automatic and does not require any filing with the SEC. In such an event, we may cease providing periodic reports and current or periodic information, including operational and financial information, may not be available with respect to our results of operations.

BECAUSE OUR COMMON STOCK IS NOT REGISTERED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OUR REPORTING OBLIGATIONS UNDER SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, MAY BE SUSPENDED AUTOMATICALLY IF WE HAVE FEWER THAN 300 SHAREHOLDERS OF RECORD ON THE FIRST DAY OF OUR FISCAL YEAR.

Our common stock is not registered under the Exchange Act, and we do not intend to register our common stock under the Exchange Act for the foreseeable future (provided that, we will register our common stock under the Exchange Act if we have, after the last day of our fiscal year, $10,000,000 in total assets and either more than 2,000 shareholders of record or 500 shareholders of record who are not accredited investors (as such term is defined by the Securities and Exchange Commission), in accordance with Section 12(g) of the Exchange Act). As long as our common stock is not registered under the Exchange Act, our obligation to file reports under Section 15(d) of the Exchange Act will be automatically suspended if, on the first day of any fiscal year (other than a fiscal year in which a registration statement under the Securities Act has gone effective), we have fewer than 300 shareholders of record. This suspension is automatic and does not require any filing with the SEC. In such an event, we may cease providing periodic reports and current or periodic information, including operational and financial information, may not be available with respect to our results of operations.

OUR ARTICLES OF INCORPORATION PROVIDE FOR INDEMNIFICATION OF OFFICERS AND DIRECTORS AT OUR EXPENSE AND LIMIT THEIR LIABILITY WHICH MAY RESULT IN A MAJOR COST TO US AND HURT THE INTERESTS OF OUR SHAREHOLDERS BECAUSE CORPORATE RESOURCES MAY BE EXPENDED FOR THE BENEFIT OF OFFICERS AND/OR DIRECTORS.

Our By-Laws  include  provisions  that  eliminate the personal  liability of the directors of the Company for monetary damages to the fullest extent possible under the laws of the State of Florida or other applicable law. These provisions eliminate the liability of directors to the Company and its stockholders for monetary damages arising out of any violation of a director of his fiduciary duty of due care. Under Florida law, however, such provisions do not eliminate the personal liability of a director for (i) breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, (iii) payment of dividends or repurchases of stock other than from lawfully available funds, or (iv) any transaction from which the director derived an improper benefit. These provisions do not affect a director's liabilities under the federal securities laws or the recovery of damages by third parties.

REPORTING REQUIREMENTS UNDER THE EXCHANGE ACT AND COMPLIANCE WITH THE SARBANES-OXLEY ACT OF 2002, INCLUDING ESTABLISHING AND MAINTAINING ACCEPTABLE INTERNAL CONTROLS OVER FINANCIAL REPORTING, ARE COSTLY AND MAY INCREASE SUBSTANTIALLY.

The rules and regulations of the SEC require a public company to prepare and file periodic reports under the Exchange Act, which will require that the Company engage legal, accounting, auditing and other professional services. The engagement of such services is costly. Additionally, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires, among other things, that we design, implement and maintain adequate internal controls and procedures over financial reporting. The costs of complying with the Sarbanes-Oxley Act and the limited technically qualified personnel we have may make it difficult for us to design, implement and maintain adequate internal controls over financial reporting. In the event that we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls, we may not be able to produce reliable financial reports or report fraud, which may harm our overall financial condition and result in loss of investor confidence and a decline in our share price.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act of 2010 and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

WE ARE NOT DIVERSIFIED AND WE WILL BE DEPENDENT ON ONLY ONE BUSINESS.

Because of the limited financial resources that we have, it is unlikely that we will be able to diversify our operations. Our probable inability to diversify our activities into more than one area will subject us to economic fluctuations within the traffic safety industry and therefore increase the risks associated with our operations due to lack of diversification.

WE WILL DEPEND UPON MANAGEMENT BUT WE WILL HAVE LIMITED PARTICIPATION OF MANAGEMENT (WHICH COULD BE DETRIMENTAL TO THE BUSINESS.).

We currently have two individuals who are serving as our officers and directors for up to 10 hours per week each on a part-time basis. Our directors are also acting as our officers. Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. We will be heavily dependent upon our officers skills, talents, and abilities, as well as several consultants to us, to implement our business plan, and may, from time to time, find that the inability of the officers, directors and consultants to devote their full-time attention to our business results in a delay in progress toward implementing our business plan. Once we achieve more funding - (comment #15) other consultants may be employed on a part-time basis under a contract to be determined. See "Management." Because investors will not be able to manage our business, they should critically assess all of the information concerning our officers and directors.

(comment #10 - deletion)

WE MAY BE UNABLE TO OBTAIN AND RETAIN APPROPRIATE PATENT AND TRADEMARK PROTECTION OF OUR PRODUCTS AND SERVICES.

We may seek to protect our intellectual property rights (if any) through patents, trademarks, trade names, trade secrets and a variety of other measures. However, these measures may be inadequate to protect our intellectual property (to the extent we have any) or other proprietary information.

     o Trade secrets may become known by third parties. Our trade secrets or proprietary technology may become known or be independently developed by competitors.

     o Rights to patents applications and trade secrets may be invalidated. Disputes may arise with third parties over the ownership of our intellectual property rights. Patents may be invalidated, circumvented or challenged, and the rights granted under the patent application that provide us with a competitive advantage may be nullified.

     o Problems with future patent applications. Pending or future patent applications may not be approved, or the scope of the granted patent may be less than the coverage sought.

     o Infringement claims by third parties. Infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification may be asserted by third parties in the future. If any claims or actions are asserted against us, we can attempt to obtain a license for that third party's intellectual property rights. However, the third party may not provide a license under reasonable terms, or may not provide us with a license at all.

     o Litigation may be required to protect any intellectual property rights. Litigation may be necessary to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the rights of third parties or to defend against claims of infringement or invalidity by third parties. Such litigation could be expensive, would divert resources and management's time from our sales and marketing efforts, and could have a materially adverse effect on our business, financial condition and results of operations.

WE ARE NOT DIVERSIFIED AND WE WILL BE DEPENDENT ON ONLY ONE BUSINESS.

Because of the limited financial resources that we have, it is unlikely that we will be able to diversify our operations. Our probable inability to diversify our activities into more than one area will subject us to economic fluctuations within the traffic cone (comment #16) industry and therefore increase the risks associated with our operations due to lack of diversification.

WE CAN GIVE NO ASSURANCE OF SUCCESS OR PROFITABILITY TO OUR STOCKHOLDERS.

There is no assurance that we will ever operate profitably. There is no assurance that we will generate revenues or profits, or that the market price of our common stock will be increased thereby.

WE HAVE AUTHORIZED AND DESIGNATED A CLASS "A" PREFERRED SUPER MAJORITY VOTING STOCK, WHICH HAVING VOTING RIGHTS SUPERIOR TO OUR COMMON STOCK.

Class "A" Preferred Super Majority Voting Stock (the "Class "A" Preferred Stock") of which 10,000,000 shares of preferred stock have been authorized for the class and the shares have a deemed purchase price at $0.0001 per share. At the date of filing this Registration Statement, all 10,000,000 Class "A" Preferred shares have been issued to our CEO, Paul D. Dickman. The holder of the Class "A" Preferred Stock has the ability to vote equivalent of 60% of our common stock in any vote of the common stockholders. The Class "A" Preferred Stock would have a voting equivalent of 60%, if issued at this time.

WE HAVE AUTHORIZED DESIGNATED AND ISSUED A CLASS "B" PREFERRED CONVERTIBLE NON-VOTING STOCK, WHICH HAVE NO VOTING RIGHT UNTIL CONVERTED TO COMMON.

Class "B" Preferred Convertible Non-Voting Stock (the "Class "B" Preferred Stock") of which 30,000,000 shares of preferred stock have been authorized for the class and the shares have a deemed purchase price at $.0001 per share. The Class "B" Preferred Stock are to have voting rights equivalent to their conversion rate, one (1) share of Class "B" Preferred Stock equals one (1) share of common stock. At this time, 22,768,273 shares of the Class "B" Preferred Stock have been issued.

Holders of the Class "B" Preferred Stock shall have no right to vote on any matter with holders of Common Stock and may not vote on any action, except an action which might change the rights and privileges of Class "B" Preferred Convertible Non-Voting Stock.

WE HAVE AGREED TO INDEMNIFICATION OF OFFICERS AND DIRECTORS AS IS PROVIDED BY COLORADO STATUTES.

Colorado Statutes provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person's promise to repay us therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us that we will be unable to recoup.

OUR DIRECTORS' LIABILITY TO US AND STOCKHOLDERS IS LIMITED

Colorado Statutes exclude personal liability of our directors and our stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, we will have a much more limited right of action against our directors that otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

BURDEN TO INVESTORS.

The financial risk of our activities will be borne primarily by existing shareholders, who will have contributed a significantly greater portion of our capital, than prior investors.

We will incur expenses in connection with SEC Filing Requirements and we may not be able to meet such costs, which could jeopardize our filing status with the SEC. Those costs are estimated to be $50,000 to 75,000 per year additional. (comment #17)

We will incur legal and accounting expenses as a result of being a public company in order to meet the filing requirements under the Securities and Exchange Act of 1934 ("34 Act"). We will see an increase in legal and accounting expenses as a result of such requirements. These costs can increase significantly if we are subject to comment from the SEC on its filings and/or is required to file supplemental filings for transactions and activities. If we are not compliant in meeting the filing requirements of the SEC, we could lose its status as a 1934 Act Company, which could compromise its ability to raise funds and to ever achieve (comment #18) trading status on the OTCBB.

                      RISK FACTORS RELATING TO OUR BUSINESS

Any person or entity contemplating an investment in the securities offered hereby should be aware of the high risks involved and the hazards inherent therein. Specifically, the investor should consider, among others, the following risks:

WE HAVE A LIMITED OPERATING HISTORY. IF WE FAIL TO GENERATE REVENUES AND PROFITS IN THE FUTURE, WE MAY EXHAUST OUR CAPITAL RESOURCES AND BE FORCED TO DISCONTINUE OPERATIONS.

We were organized in 2013 and have a limited operating history. The potential for us to generate profits depends on many factors, including the following:

     o our ability to secure adequate funding to facilitate the anticipated business plan and goals of the Company;

     o the size and timing of future client contracts, milestone achievement, service delivery and client acceptance;

     o    success   in   developing,   maintaining   and   enhancing   strategic
          relationships with potential business partners;

     o actions by competitors towards the development and marketing of technologies, products and services that will compete directly with ours;

     o    the costs of maintaining and expanding operations; and

     o    our ability to attract and retain a qualified work force.

We cannot assure you that we will achieve any of the foregoing factors or realize profitability in the immediate future or at any time.

We expect operating results to fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. Factors that may adversely affect our operating results include, among others, demand of our products, the budgeting cycles of potential customers, lack of enforcement of or changes in governmental regulations or laws, the amount and timing of capital expenditures and other costs relating to the expansion of our operations, the introduction of new or enhanced products and services by us or our competitors, the timing and number of new hires, changes in our pricing policy or those of our competitors, the mix of products, increases in the cost of raw materials, technical difficulties, incurrence of costs relating to product design changes, general economic conditions, and market acceptance of our products. As a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on our business, results of operations and financial condition. Any seasonality is likely to cause quarterly fluctuations in our operating results, and there can be no assurance that such patterns will not have a material adverse effect on our business, results of operations and financial condition. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall.

BECAUSE OF THE PRODUCTS AND SERVICES WE OFFER AND WILL OFFER, WE MAY BECOME SUBJECT TO SIGNIFICANT PRODUCT LIABILITY EXPOSURE.

We will be dependent on third party suppliers for various components used in our current technology and products. Some of the components that we procure from third party suppliers include engineering, manufacturing, and sales, some of which are the sole source of the components. The cost, quality and availability of components are essential to the successful production and sale of our products. Any significant disruption in the source of these components could seriously impact production of our products and seriously harm our ability to market these products.

IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH EXISTING OR NEW COMPETITORS, OUR RESULTING LOSS OF COMPETITIVE POSITION COULD RESULT IN PRICE REDUCTIONS, FEWER CUSTOMER ORDERS, REDUCED MARGINS AND LOSS OF MARKET SHARE.

There are numerous competitors in the market places in which we will be marketing our products and we expect competition to increase in the future. Many of our competitors may have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly to new or emerging technologies or changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO MANAGE FUTURE GROWTH EFFECTIVELY, WHICH COULD ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL PERFORMANCE.

The ability to manage and operate our business as we execute our development and growth strategy will require effective planning. Significant rapid growth could strain management and internal resources and cause other problems that could adversely affect our financial performance. We expect that our efforts to grow will place a significant strain on personnel, management systems, infrastructure and other resources. Our ability to manage future growth effectively will also require us to successfully attract, train, motivate, retain and manage new employees and continue to update and improve our operational, financial and management controls and procedures. Further, our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We plan to increase the scope of our operations domestically and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources. If we do not manage our growth effectively, our operations could be adversely affected, resulting in slower growth and a failure to achieve or sustain profitability.

(comment #10 deletion)

CHANGING TRAFFIC SAFETY STANDARDS COULD IMPACT OUR PRODUCT SALES EFFORTS.

The federal and state standards for traffic management are subject to ongoing changes and such changes may have an impact in the future on our products that cannot be determined.

WE INTEND TO RELY ON OUTSIDE CONSULTANTS, MANUFACTURERS AND SUPPLIERS.

We intend to rely on the experience of outside consultants, manufacturers and suppliers. In the event that one or more of these consultants, manufacturers, or suppliers terminates with us, or becomes unavailable, suitable replacements will need to be obtained and there is no assurance that such replacement could be obtained under conditions favorable to us.

WE MAY RELY ON STRATEGIC RELATIONSHIPS TO PROMOTE OUR PRODUCT.

As a recently formed company, we intend to rely on strategic partnerships with outside companies and individuals to promote our products, thus making the future success of our business particularly contingent on the efforts of other parties. Our products are designed to serve several markets. An important part of our strategy is to promote acceptance of our products through product alliances with distributors who we feel could assist us with our promotion strategies. Our dependence on outside distributors, however, raises potential risks with respect to the future success of our business. Our success is dependent on the successful completion and commercial deployment of our products and on the future commitment of our distributors to our products and technology.

WE WILL RELY ON SUPPLIERS, MANUFACTURERS AND OTHERS.

We intend to rely on key vendors and suppliers to provide high quality products and services on a consistent basis. We must use outside facilities and contract manufacturers to produce and prove products which include manufacturing facilities, warehouses, shippers, testing companies and other critical vendor partners. Our future success will be contingent on the efforts and performance of these relationships. We may have difficulty in locating or using alternative resources should supply problems arise with any one supplier. An interruption or reduction in the source of supply of any of the component materials, or an unanticipated increase in vendor prices, could materially affect our operating results and damage customer relationships as well as our business.

(comment #10 deletion)

WE DETERMINED AN ARBITRARY OFFERING PRICE.

The offering price of our shares under this Registration Statement was arbitrarily determined and does not necessarily bear any relationship to the assets, book value, earnings (loss) or our net worth and should not be considered to be an indication of the actual value of our Company.

OUR MINORITY SHAREHOLDERS WILL NOT HAVE ANY CONTROL OF OUR COMPANY.

The common stock registered hereby will represent a majority of our outstanding stock after its conversion but will remain limited in voting power due to the Class "A" Super Majority Voting Preferred stock held by management. Accordingly, it could be difficult for the investors hereunder to effectuate control over our affairs and it should be assumed that our officers, directors and Class "A" Super Majority Voting Preferred shareholders will be able, by virtue of their voting control and stock holdings, to control our affairs and policies permanently. As a result, these stockholders will possess dominant influence over us, giving them the ability, among other things, to elect a majority of our Board of Directors and approve significant corporate transactions. Such share ownership and control may also have the effect of delaying or preventing a change in our control, impeding a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us which could have a material adverse effect on the market price of our common stock.

OUR  SHARES  WILL  HAVE  LIMITED  TRANSFERABILITY.  ABSENCE  OF  PUBLIC  MARKET:
NON-TRANSFERABILITY AND NON-LIQUIDITY OF INVESTMENT.

The shares distributed or resold pursuant to this Registration while registered for resale, may have extremely limited liquidity because our common shares are not approved for trading or quotation, and if we become approved brokerage houses have imposed severe restrictions upon penny stock trading. Until that time, there will be no market for the shares registered hereunder. An investor may be unable to liquidate an investment in the common stock and should be prepared to bear the economic risk of an investment in our stock for an indefinite period. In addition an investor should be able to withstand the total loss of their or its investment.

OUR MANAGEMENT HAS BROAD DISCRETION IN BUDGET USAGE.

We expect to use our limited capital for general corporate purposes, including working funds, capital expenditures, promotional and marketing expenditures and to fund anticipated operating losses. In addition, we may use an unspecified portion of any future capital raised to acquire or invest in complementary products, IP and technologies if a favorable opportunity to make such an acquisition or investment arises. In the ordinary course of business, we expect to evaluate potential acquisitions of products and technologies, which complement our business model. In addition, from time to time, we will evaluate the usage of cash to determine whether the then existing uses and apportionment should be changed. Accordingly, our management will have broad discretion in the application of our budgets. The failure of our management to apply funds effectively could have a material adverse effect on our business, results of operations and financial condition.

OUR SUCCESS DEPENDS UPON COMPLIANCE WITH OUR MASTER I.P. LICENSE AGREEMENT.

In the second quarter of 2014, we entered into a Master I.P. License Agreement relating to the safety cone dispenser and flexible marker device with Superior Traffic Controls, Inc., a California corporation who is the owner of certain intellectual property relating to each of the aforesaid devices. Therefore, this agreement is exclusive as it relates to the safety cone dispensing device and non-exclusive as it relates to the flexible marker device. In the event that we do not meet certain conditions in the Master I.P. License Agreement, we could lose our right to manufacture and distribute the cone dispenser. Our success will depend significantly upon this license agreement and the proprietary technologies covered by said license agreement.

(comment #42) OUR CEO HAS AN INCENTIVE TO GENERATE REVENUES, BUT WHICH MAY REDUCE OUR PROFITABILITY.

Paul Dickman, our CEO is entitled to an 8% administrative fee on our total billings. This fee is substantial enough that it might be the difference between profitability on revenues and unprofitability, which could negatively impact our profitability, and therefore or investors.

FORWARD LOOKING STATEMENTS AND ASSOCIATE RISKS.

This Prospectus contains certain forward-looking statements, including among others: (i) the projected time for commencing operations; (ii) anticipated trends in our financial condition and results of operations; (iii) our business strategy for its plan of operations; and (iv) our ability to distinguish itself from its current and future competitors. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward looking statements. In addition to other risks described elsewhere in this "Risk Factors" discussion, important factors to consider in evaluating such forward-looking statements include (i) changes to external competitive market factors or in our internal budgeting process which might impact trends in our results of operations; (ii) anticipated working capital or other cash requirements; (iii) changes in our business strategy or an inability to execute our strategy due to unanticipated changes in the industry in which we will operate; and (iv) various competitive factors that may prevent us form competing successfully in the marketplace. In light of these risks and uncertainties, many of which are described in greater detail elsewhere in this "Risk Factors" discussion, there can be no assurance that the events predicted in forward-looking statements contained in this Prospectus will in fact transpire.

(comment  #11) OUR  CONTINUATION  AS A GOING  CONCERN IS DEPENDENT ON ADDITIONAL
FINANCING,   AS  OUR  OPERATIONS  ARE  CAPITAL   INTENSIVE  AND  FUTURE  CAPITAL
EXPENDITURES ARE EXPECTED TO BE SUBSTANTIAL.

Our future success is dependent on our ability to attract additional capital and ultimately, upon our ability to develop future profitable operations. There can be no assurance that we will be successful in obtaining such financing, or that it will attain positive cash flow from operations. Management believes that actions future actions to be taken to revise our operating and financial requirements may provide the opportunity for us to continue as a going concern.

                        RISK FACTORS RELATED TO OUR STOCK

NO PUBLIC MARKET EXISTS FOR OUR COMMON STOCK AT THIS TIME, AND THERE IS NO ASSURANCE OF A FUTURE MARKET.

There is no public market for our common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as these discussed in the "Risk Factors" section may have a significant impact upon the market price of the shares offered hereby. Due to the low price of our securities, many brokerage firms may not be willing to effect transactions in our securities.
Even if a purchaser finds a broker willing to effect a transaction in our shares, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of our shares as collateral for any loans.

OUR STOCK, IF EVER LISTED, WILL IN ALL LIKELIHOOD BE THINLY TRADED AND AS A RESULT YOU MAY BE UNABLE TO SELL AT OR NEAR ASK PRICES OR AT ALL IF YOU NEED TO LIQUIDATE YOUR SHARES.

The shares of our common stock, if ever listed, may be thinly-traded. We are a small company which is relatively unknown to stock analysts, stock brokers, institutional stockholders and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of any of our securities until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our securities is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on Securities price. We cannot give you any assurance that a broader or more active public trading market for our common Securities will develop or be sustained, or that any trading levels will be sustained. Due to these conditions, we can give stockholders no assurance that they will be able to sell their shares at or near ask prices or at all if they need money or otherwise desire to liquidate their securities.

OUR COMMON STOCK MAY BE VOLATILE, WHICH SUBSTANTIALLY INCREASES THE RISK THAT YOU MAY NOT BE ABLE TO SELL YOUR SECURITIES AT OR ABOVE THE PRICE THAT YOU MAY PAY FOR THE SECURITY.

If we are able to obtain an exchange listing of our common stock in the future, because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. The inability to sell your securities in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our securities may suffer greater declines because of our price volatility.

The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you may pay. Certain factors, some of which are beyond our control, that may cause our share price to fluctuate significantly include, but are not limited to the following:

     o    Variations in our quarterly operating results;
     o Loss of a key relationship or failure to complete significant transactions;
     o    Additions or departures of key personnel; and
     o    Fluctuations in stock market price and volume.

Additionally, in recent years the stock market in general, has experienced extreme price and volume fluctuations. In some cases, these fluctuations are unrelated or disproportionate to the operating performance of the underlying company. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance. In the past, class action litigation often has been brought against companies following periods of volatility in the market price of those companies common stock. If we become involved in this type of litigation in the future, it could result in substantial costs and diversion of management attention and resources, which could have a further negative effect on your investment in our stock.

(COMMENT 12) IF WE CANNOT PAY THE NOTE PAYABLE FOR $160,000 IT COULD SUBJECT US TO A LAWSUIT AND POTENTIAL JUDGMENT

We owe a note for $160,000 and if we do not pay the note, the holder could sue on the note and obtain a judgment and levy and execute on our assets, which could cause our business to fail.

THE REGULATION OF PENNY STOCKS BY THE SEC AND FINRA WILL DISCOURAGE THE TRADABILITY OF OUR SECURITIES.

We are a "penny stock" company, as our stock price is less than $5.00 per share. Even if we were able to obtain an exchange listing for our stock, we cannot make an assurance that we will be able to maintain a stock price greater than $5.00 per share and if the share price was to fall to such prices, that we wouldn't be subject to the "Penny Stocks" rules. None of our securities currently trade in any market and, if ever available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited stockholders. For purposes of the rule, the phrase "accredited stockholders" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Effectively, this discourages broker-dealers from executing trades in penny stocks. Very few brokers now affect such trades. Consequently, the rule will affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore because it imposes additional regulatory burdens on penny stock transactions.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because our securities constitute "penny stocks" within the meaning of the rules, the rules would apply to us and to our securities. The rules will further affect the ability of owners of shares to sell our securities in any market that might develop for them because it imposes additional regulatory burdens on penny stock transactions.

Investors should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
(ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Investors in penny stocks have limited remedies in the event of violations of penny stock rules. While the courts are always available to seek remedies for fraud against us, most, if not all, brokerages require their customers to sign mandatory arbitration agreements in conjunctions with opening trading accounts. Such arbitration may be through an independent arbiter. Stockholders may file a complaint with FINRA against the broker allegedly at fault, and FINRA may be the arbiter, under FINRA rules. Arbitration rules generally limit discovery and provide more expedient adjudication, but also provide limited remedies in damages usually only the actual economic loss in the account. Stockholders should understand that if a fraud case is filed an against a company in the courts it may be vigorously defended and may take years and great legal expenses and costs to pursue, which may not be economically feasible for small stockholders.

Without   arbitration   agreements,   specific  legal   remedies   available  to
stockholders of penny stocks include the following:

         If a penny stock is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

         If a penny stock is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

The fact that we are a penny stock company will cause many brokers to refuse to handle transactions in the stocks, and will discourage trading activity and volume, or result in wide disparities between bid and ask prices. These may cause stockholders significant illiquidity of the stock at a price at which they may wish to sell or in the opportunity to complete a sale. Stockholders will have no effective legal remedies for these illiquidity issues.

WE WILL PAY NO FORESEEABLE DIVIDENDS IN THE FUTURE.

We have not paid dividends on our common stock and do not ever anticipate paying such dividends in the foreseeable future. Stockholders whose investment criteria are dependent on dividends should not invest in our common stock.

RULE 144 SALES IN THE FUTURE MAY HAVE A DEPRESSIVE EFFECT ON OUR STOCK PRICE.

All of the outstanding shares of common stock are held by our present officers, and directors, stockholders as "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the owner has held the restricted securities for a period of six months. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

OUR STOCKHOLDERS MAY SUFFER FUTURE DILUTION DUE TO ISSUANCES OF SHARES FOR VARIOUS CONSIDERATIONS IN THE FUTURE.

There may be substantial dilution to our stockholders as a result of future decisions of the Board to issue shares without shareholder approval for cash, services, or acquisitions.

ANY SALES OF OUR COMMON STOCK, IF IN SIGNIFICANT AMOUNTS, ARE LIKELY TO DEPRESS THE MARKET PRICE OF OUR SECURITIES.

Assuming all of the shares of common stock under this Registration Statement are sold by the selling security holders registered hereby, we would have 22,768,273 shares that are freely tradable, and in the market float.

Unrestricted sales of 22,768,273 shares of stock by our selling stockholders could have a significant negative impact on our share price, and the market for our shares.

ANY NEW POTENTIAL INVESTORS IN OUR STOCK MAY SUFFER A DISPROPORTIONATE RISK AND THERE MAY BE IMMEDIATE DILUTION OF EXISTING INVESTOR'S INVESTMENTS IF THE PRICE IS SIGNIFICANTLY LOWER THAN OTHER INVESTORS BASIS.

Our present shareholders have acquired their securities at a cost significantly less than that which the investors purchasing after this Registration may pay for their stock in the market. Therefore, any new potential investors will bear significant risk of loss.

WE HAVE DETERMINED AN ARBITRARY OFFERING PRICE OF OUR SHARES.

The price of our shares has been determined arbitrarily by us with no established criteria of value. There is no direct relationship between these prices and our assets, book value, lack of earnings, shareholder's equity, or any other recognized standard of value of our business. The offering price should NOT be considered an indication of the actual value of the shares or securities.

ITEM 4. USE OF PROCEEDS
-----------------------

We will not receive any proceeds from the sale of the shares being registered on behalf of our selling shareholders.

We may raise additional funds through a private placement of shares of our common stock. At this time there is no committed source for such funds and we cannot give any assurances of being able to raise such funds. We can assure that we will require additional funds to carry out our business plan. The availability and terms of any future financing will depend on market and other conditions.

Our lack of funds could and would severely limit our operations, and might render us unable to carry out our business plan.

The monies we have been loaned by a third party is anticipated to pay some expenses of this registration statement, which is estimated to be $47,000.

ITEM 5. DETERMINATION OF OFFERING PRICE
---------------------------------------

We have no established market for our common stock.

Our selling shareholders plan to sell shares at a fixed price (comment #19) per share, until such time as a market develops for any of the securities and thereafter at such prices as the market may dictate from time to time. There is no market price for the stock and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends.

----------------------------------- -------------------------------------------
             TITLE                                 PER SECURITY
----------------------------------- -------------------------------------------
         Common Stock                                 $0.01
----------------------------------- -------------------------------------------

We have arbitrarily determined our offering price for shares to be sold pursuant to this offering at $0.01. We are authorized to issue 450,000,000 shares of $0.001 par value voting common stock and 50,000,000 shares of Preferred Stock of which 10,000,000 shares are authorized as Class "A" Super Majority Voting Stock and 30,000,000 shares are authorized as Class "B" Preferred Convertible Non-Voting Stock. 10,000,000 Class "A" Super Majority Voting shares are issued and outstanding. 22,768,273 Class "B" Preferred Convertible Non-Voting shares are issued and outstanding. There were a total of 2,000,000 shares of common stock and 10,000,000 Class "A" Super Majority Voting shares issued during the period of September 10, 2013 (inception) through December 31, 2013. During the period of January 1, 2014 through June 30, 2014, a total of 22,768,273 Class "B" Preferred Convertible Non-Voting shares were authorized to be issued.

The share price bears no relationship to any criteria of goodwill value, asset value, market price or any other measure of value and were arbitrarily determined in the judgment of our Board of Directors.

ITEM 6. DILUTION
----------------

The following table sets forth with respect to existing shareholders, the number of our shares of common stock purchased the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per share. All percentages are computed based upon cumulative shares and consideration assuming sale of all shares in the line item as compared to maximum in each previous line.

                          SHARES PURCHASED    TOTAL CONSIDERATION
                      -----------------------        (2)              AVERAGE
                        NUMBER       PERCENT  AMOUNT     PERCENT    PRICE/SHARE
                                       (1)                              (2)
                      ----------------------------------------------------------
Conversion Shares     22,768,273      91.9%     (4)        (4)          (4)
Existing Shareholders  2,000,000      8.1%    $1,000       100%       $0.0005
                        (3)(5)
--------------
     (1)  Relates to the total numbers of common shares issued and  outstanding,
          including  shares  being  registered,   assuming   conversion  of  the
          Preferred to common stock.

     (2)  Indeterminate/settlement shares

     (3) Does not include Class "A" Super Majority Voting Preferred held by Paul Dickman.

     (4)  No cash consideration given.

     (5) Does not include 1,000,000 warrants to Michael Zalle issuable under his consulting agreement.

"Net tangible book value" is the amount that results from subtracting the total liabilities and intangible assets from the total assets of an entity. Dilution occurs because we determined the offering price based on factors other than those used in computing book value of our stock. Dilution exists because the book value of shares held by existing stockholders is lower than the offering price offered to new investors.

As at June 30, 2014, the net tangible book value of our stock was $(0.0002) per share.

ITEM 7. DISTRIBUTION AND SELLING SECURITY HOLDERS
-------------------------------------------------

Pursuant to the Master I.P. Agreement, we agreed to issue up to 30,000,000 (resulting in issuing 22,768,273) shares of our Class "B" Preferred Convertible Non-Voting Stock on a convertible one-for-one basis to 22,768,273 shares of our common stock under a Plan of Liquidation to a Trustee for STC's shareholders with the understanding and agreement that we would file an S-1 Registration Statement for a) the distribution of the common shares, pro-rata, to the shareholders of STC, and b) for resale of such converted common shares issued to STC shareholders in public market or private transactions. The terms of our Class "B" Preferred Convertible Non-Voting Stock and the terms of the Plan of Liquidation provide that there can be no conversion of our Class "B" Preferred Convertible Non-Voting Stock to common unless and until a Registration Statement on Form S-1 under the Securities Act of 1933 has been made effective.

The selling shareholders will obtain their shares of our common stock from Trustee under Plan of Liquidation effective upon Registration hereunder as set forth in "B" below.

Distributor under Plan of Liquidation

                                                     NUMBER OF
                          PERSON WITH VOTING      COMMON SHARES       AFFILIATE
   NAME OF THE ENTITY           CONTROL         BEING REGISTERED (A) OF COMPANY?
----------------------- ----------------------- -------------------- -----------

STC Plan of Liquidation Trustee, Jeff Huitt (d)      22,268,273         (b)(c)
                                                (Upon Registration)
-----------------------
     (a)  Underlying Conversion of Class "B" Preferred

     (b)  Yes, prior to conversion and distribution

     (c)  No, upon distribution.

     (d) Class "B" Preferred are Non-Voting as to the governance of the Company.

A.   Distribution under Plan of Liquidation

All of the  securities  listed below are being  registered in this  Registration
Statement for distribution.

------------------------------- -------------------- ------------------------ ---------------------- ----------------------
             NAME               SECURITIES BY EACH     COMMON SHARES TO BE     COMMON % OWNED UPON    SHARES OWNED AFTER
                                   SHARE-HOLDER          DISTRIBUTED FOR       REGISTRATION (AFTER       DISTRIBUTION
                                  BEFORE OFFERING     SHAREHOLDERS ACCOUNT      DISTRIBUTION) (1)          (ASSUMING
                                                      (POST CONVERSION FROM                           DISTRIBUTION OF ALL
                                                         "B" PREFERRED)                               SHARES REGISTERED)
------------------------------ -------------------- ------------------------ ---------------------- ----------------------
STC Plan of Liquidation -           22,268,273             22,268,273                  88%                    0%
Trustee, Jeff Huitt (2)
------------------------------- -------------------- ------------------------ ---------------------- ----------------------

B. Distributees Shares Registered for Resale as Selling Shareholders

------------------------------- -------------------- ------------------------ ------------------- ------------------
             NAME               SECURITIES BY EACH    COMMON SHARES OFFERED     % OWNED BEFORE      SHARES OWNED
                                   SHARE-HOLDER         FOR SHAREHOLDERS       OFFERING (AFTER     AFTER OFFERING
                                  BEFORE OFFERING         ACCOUNT (POST       DISTRIBUTION) (1)    (ASSUMING SALE
                                                       CONVERSION FROM "B"                          OF ALL SHARES
                                                           PREFERRED)                                REGISTERED)
------------------------------- -------------------- ------------------------ ------------------- ------------------
Goldstein, Jonathan                           5,000                    5,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Swantz, H. Eugene                             5,000                    5,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
V & M Construction (2)                        5,000                    5,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Pearce, Sean                                  7,500                    7,500                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Pearce, Ramoura                               8,875                    8,875                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Ashcraft, Steven                             10,000                   10,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Boicourt, Galvin                             10,000                   10,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Davies, Wayne L.                             10,000                   10,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Delbert Shafer                               10,000                   10,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Frederick, John and                          10,000                   10,000                 >1%                  0
Dabrowski, Sandra
------------------------------- -------------------- ------------------------ ------------------- ------------------
Hershey, Carl                                10,000                   10,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Klein, Walter                                10,000                   10,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Maierhofer, Paul                             10,000                   10,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
McCarty, Tom                                 10,000                   10,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Moore, George                                10,000                   10,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Riccardi, Santuccio                          10,000                   10,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Shafer, Delbert                              10,000                   10,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Violette, John                               10,000                   10,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Williams, Allen                              12,000                   12,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Boyd, Dan                                    12,500                   12,500                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Hamlet, Joan                                 12,500                   12,500                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Austin, Jonathan David                       15,000                   15,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Austin, Mary Caroline                        15,000                   15,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Austin, Olivia Kathryn                       15,000                   15,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Austin, Reece Nixon                          15,000                   15,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Austin, Tara Montgomery                      15,000                   15,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Griesmer, David                              15,000                   15,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
McCone, Rhonda                               15,000                   15,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------

                                      -22-

------------------------------- -------------------- ------------------------ ------------------- ------------------
             NAME               SECURITIES BY EACH    COMMON SHARES OFFERED     % OWNED BEFORE      SHARES OWNED
                                   SHARE-HOLDER         FOR SHAREHOLDERS       OFFERING (AFTER     AFTER OFFERING
                                  BEFORE OFFERING         ACCOUNT (POST       DISTRIBUTION) (1)    (ASSUMING SALE
                                                       CONVERSION FROM "B"                          OF ALL SHARES
                                                           PREFERRED)                                REGISTERED)
------------------------------- -------------------- ------------------------ ------------------- ------------------
McCone, Richard                              15,000                   15,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Colvin, Nelson                               18,000                   18,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Beatly, Larry                                20,000                   20,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Berscheit, Kenneth                           20,000                   20,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
The Entrust Group (2)                        20,000                   20,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Bryant, Jesse Lee                            20,000                   20,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Dettle, Robert                               20,000                   20,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Hitt, Lee and Carol                          20,000                   20,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Huber, Gary                                  20,000                   20,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Kisch, Jason                                 20,000                   20,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Laesch, Norhan                               20,000                   20,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Mercer, Ronald                               20,000                   20,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Novio, Michael                               20,000                   20,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Wright, Jean                                 20,000                   20,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Wright, Jean - 1992 Revocable                20,000                   20,000                 >1%                  0
Living Trust
------------------------------- -------------------- ------------------------ ------------------- ------------------
Buchanan, John                               22,500                   22,500                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Applestein, David                            25,000                   25,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Cook, Clyde                                  25,000                   25,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Mather, Winton                               25,000                   25,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Miller, Terry                                25,000                   25,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Nanbudripad, Devi                            25,000                   25,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Patton, Brett                                25,000                   25,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Schatz, Robert                               25,000                   25,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Vatne, Dan                                   25,000                   25,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Dabrowski, Sandra and                        30,000                   30,000                 >1%                  0
Frederick, John
------------------------------- -------------------- ------------------------ ------------------- ------------------
Hauer, Jay                                   30,000                   30,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Meyers, George                               30,000                   30,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Mueller, Wayne                               30,000                   30,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Fong, Melvin                                 35,000                   35,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Tanksley, Jeffrey                            35,000                   35,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Carter, Bryan                                40,000                   40,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Glass, William                               40,000                   40,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Kackley, Kevin                               40,000                   40,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Lu, Alice                                    40,000                   40,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Mikula, Jim                                  40,000                   40,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Munoz, Jose                                  40,000                   40,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Rowan, Timothy                               40,000                   40,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Merklin, James                               45,000                   45,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Bakke, Danan                                 50,000                   50,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Cravens, Glen                                50,000                   50,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Geiger Family Trust (2)                      50,000                   50,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Land, Kenneth                                50,000                   50,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Otto, Stephan W.                             50,000                   50,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Pacella, Robert                              50,000                   50,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Saylor, Edward                               50,000                   50,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------

                                      -23-

------------------------------- -------------------- ------------------------ ------------------- ------------------
             NAME               SECURITIES BY EACH    COMMON SHARES OFFERED     % OWNED BEFORE      SHARES OWNED
                                   SHARE-HOLDER         FOR SHAREHOLDERS       OFFERING (AFTER     AFTER OFFERING
                                  BEFORE OFFERING         ACCOUNT (POST       DISTRIBUTION) (1)    (ASSUMING SALE
                                                       CONVERSION FROM "B"                          OF ALL SHARES
                                                           PREFERRED)                                REGISTERED)
------------------------------- -------------------- ------------------------ ------------------- ------------------
Wildermouth, Henry                           50,000                   50,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Neiman, Michael                              51,750                   51,750                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Johnson, Stan Jr.                            55,000                   55,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Peterson, Timothy                            55,000                   55,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Tibbets, Leonard                             55,000                   55,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Campbell, Bryan                              60,000                   60,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Finnila, Charles                             60,000                   60,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Lambert, John                                60,000                   60,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Marks, Robert                                62,500                   62,500                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Jennings, Keith                              66,400                   66,400                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
McLarney, Patrick                            70,000                   70,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Whittiker, Richard/Cameron                   70,000                   70,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Winn, Steven                                 75,000                   75,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Palmer, Paul                                 80,000                   80,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Siemens, Ron                                 80,000                   80,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Appling, Terry                               83,400                   83,400                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Olsen, David                                 90,000                   90,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Cook, Shirley                               100,000                  100,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Cravens, David                              100,000                  100,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Cravens, Deborah                            100,000                  100,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Kadolph, Michael                            111,500                  111,500                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Palmer, Trevor                              120,000                  120,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Downey, William J.                          140,000                  140,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
McCone, Robert                              140,000                  140,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Klozenbucher, Kevin                         150,000                  150,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
McCone, Renee                               150,000                  150,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Russell, Keitha & Haley, James              150,000                  150,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Hussey, Joseph                              152,500                  152,500                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Bordenave, Lee                              158,600                  158,600                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Aaberg, Obert                               200,000                  200,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Essenburg, Roger                            200,000                  200,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Heisey, Paul                                212,500                  212,500                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Duclos, Richard (Trust FBO)                 225,000                  225,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
VanBalen, Henry                             235,000                  235,000                 >1%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Ross, Curtis                                250,000                  250,000               1.00%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Galaxidas, Constantino                      257,500                  257,500               1.04%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Liston, John                                260,000                  260,000               1.05%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Stutzke, Dana                               268,230                  268,230               1.08%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Howen, Lovern                               300,000                  300,000               1.21%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Tigmo, Adrian                               300,000                  300,000               1.21%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Mishler, Jeanie and Steven                  331,500                  331,500               1.33%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Curtis, Arthur & C                          345,000                  345,000               1.39%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Andring, Michael                            407,500                  407,500               1.64%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Essenburg, Robert                           417,800                  417,800               1.68%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Geiger, Gordon                              482,500                  482,500               1.94%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------

                                      -24-

------------------------------- -------------------- ------------------------ ------------------- ------------------
             NAME               SECURITIES BY EACH    COMMON SHARES OFFERED     % OWNED BEFORE      SHARES OWNED
                                   SHARE-HOLDER         FOR SHAREHOLDERS       OFFERING (AFTER     AFTER OFFERING
                                  BEFORE OFFERING         ACCOUNT (POST       DISTRIBUTION) (1)    (ASSUMING SALE
                                                       CONVERSION FROM "B"                          OF ALL SHARES
                                                           PREFERRED)                                REGISTERED)
------------------------------- -------------------- ------------------------ ------------------- ------------------
Cerritelli, Gus                             510,000                  510,000               2.05%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Hill, Edward Scott                          545,000                  545,000               2.20%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Essenburg Living Trust (2)                  567,800                  567,800               2.29%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Graves, James                               590,000                  590,000               2.38%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Nelson, Gaylord                             596,000                  596,000               2.40%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Root, Roger                                 620,000                  620,000               2.50%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Myers, Richard                              655,000                  655,000               2.64%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Chastain, James                             797,500                  797,500               3.22%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Paukert, Thomas                             800,000                  800,000               3.23%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Chisholm, Richard & Virginia              1,092,250                1,092,250               4.41%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Klozenbucher, Kevin                       1,550,000                1,550,000               6.25%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Millet, Donald                            1,766,668                1,766,668               7.13%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
Austin, James                             3,150,000                3,150,000              12.53%                  0
------------------------------- -------------------- ------------------------ ------------------- ------------------
------------------------------- -------------------- ------------------------ ------------------- ------------------
TOTAL                                    22,268,273               22,268,273                                      0
------------------------------- -------------------- ------------------------ ------------------- ------------------

MATERIAL RELATIONSHIPS

     (1)  Computed based upon total common shares outstanding post distribution.
     (2)  Beneficial Ownership Table Below

  NAME OF THE ENTITY     PERSON WITH VOTING  NUMBER OF COMMON SHARES  AFFILIATE
                               CONTROL         BEING REGISTERED (A)  OF COMPANY?
----------------------- -------------------- ----------------------- -----------

  V & M Construction      Sperry, David R.            5,000             No

  The Entrust Group        Black, John G.             20,000            No

 Geiger Family Trust       Geiger, Gordon             50,000            No

Essenburg Family Trust    Essenburg, Roger           567,800            No

C. Trustee Shares Registered for Resale

------------------------------- -------------------- ------------------------ ---------------------- ------------------
             NAME               SECURITIES BY EACH    COMMON SHARES OFFERED       % OWNED AFTER        SHARES OWNED
                                   SHARE-HOLDER         FOR SHAREHOLDERS          DISTRIBUTION        AFTER OFFERING
                                  BEFORE OFFERING         ACCOUNT (POST                               (ASSUMING SALE
                                                       CONVERSION FROM "B"                             OF ALL SHARES
                                                           PREFERRED)                                   REGISTERED)
------------------------------- -------------------- ------------------------ ---------------------- ------------------

Trustee Shares, Jeff Huitt                500,000                  500,000                      0                  0
------------------------------- -------------------- ------------------------ ---------------------- ------------------

None of the above listed shareholders are registered broker-dealers or are associates of a registered broker-dealer. None of the above listed shareholders are affiliates of any registered broker-dealers.

ITEM 8. PLAN OF DISTRIBUTION
----------------------------

Upon effectiveness of this registration statement, of which this prospectus is a part, our existing selling shareholders may sell their securities at a fixed price until a market develops (comment #19) or at any price in privately negotiated transactions, after a market develops.

Our distributor (the Trustee) under the Plan of Liquidation may be deemed an underwriter in this registration for distribution.

Our selling shareholders may be deemed underwriters in this registration.

The selling shareholders are not paying any of the offering expenses and we will not receive any of the proceeds from the sale of the shares by the selling shareholders.

ITEM 9. DESCRIPTION OF SECURITIES
---------------------------------

The securities being registered and/or offered by this Prospectus are common shares.

COMMON STOCK

We are presently authorized to issue four hundred, fifty million (450,000,000) shares of our $0.001 par value common shares. A total of 2,000,000 common shares are deemed issued and outstanding as of August 27, 2014.

COMMON SHARES

All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholders' meetings may be called by the officers or director, or upon the request of holders of at least one-tenth (1/10th) of the outstanding shares. Holders of shares are entitled to one vote at any shareholders' meeting for each share they own as of the record date fixed by the board of directors. There is no quorum requirement for shareholders' meetings. Therefore, a vote of the majority of the shares represented at a meeting will govern even if this is substantially less than a majority of the shares outstanding. Holders of shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to our Articles of Incorporation and our By-Laws as well as to the applicable statutes of the State of Colorado for a more complete description of the rights and liabilities of holders of shares. It should be noted that the board of directors without notice to the shareholders may amend the By-Laws. Our shares do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) of the shares voting for election of directors may not be able to elect any director.

CLASS "A" PREFERRED SUPER MAJORITY VOTING STOCK

On September 30, 2013 the Board authorized the Class "A" Preferred Super Majority Voting Stock (the "Class "A" Preferred Stock") of which 10,000,000 shares of preferred stock have been authorized for the class and the shared have a deemed purchase price of $0.0001 per share. The Class "A" Preferred Stock have voting rights that are equal to 60% of the total stock outstanding at any time, giving effective control of the Company to the holder of these shares.

We are presently authorized to issue ten million (10,000,000) class "A" preferred $0.0001 par value Super Majority Voting shares. 10,000,000 shares of Class "A" Super Majority Voting Preferred Stock are issued and outstanding at August 27, 2014.

CLASS "B" PREFERRED CONVERTIBLE NON-VOTING STOCK

On April 30, 2014 the Board authorized the Class "B" Preferred Non-Voting Convertible Stock (the "Class "B" Preferred Stock") of which 30,000,000 shares of preferred stock have been authorized for the class and the shares have a deemed purchase price at $0.01 per share. The Class "B" Preferred Stock has no voting rights. At the conversion rate, one (1) share of Class "B" Preferred Stock equals one (1) share of common stock. At this time, 22,768,273 shares of the Class "B" Preferred Convertible Non-Voting Stock have been issued.

The Class "B" Preferred Non-Voting Convertible Stock will convert into common stock only upon the registration with SEC being declared effective.

WARRANTS

The Company has issued 3,000,000 warrants to purchase shares of common stock of which 1,000,000 are vested and 2,000,000 are subject to vesting, under certain conditions of a Consulting Agreement to Michael Zalle.

TRANSFER AGENT

The Company has engaged Mountain Share Transfer, Inc., P.O. Box 191767, Atlanta, Georgia 31119, phone (303)460-1149/ fax (404) 816-8830 as its transfer agent for its securities.

ITEM 10. INTEREST OF NAMED EXPERTS AND COUNSEL
----------------------------------------------

We have not hired or retained any experts or counsel on a contingent basis, who would receive a direct or indirect interest in us, or who is, or was, our promoter, underwriter, director, officer or employee.

ITEM 11. INFORMATION WITH RESPECT TO THE REGISTRANT
---------------------------------------------------

A. DESCRIPTION OF BUSINESS
---------------------------

Safe Lane Systems, Inc. ("Safe Lane Systems", "Safe Lane Systems," "We," "Us," "Our," or "Company hereafter), was incorporated in the State of Colorado on September 10, 2013. We were formed to engage in the sale of traffic safety equipment. We may also engage in any other business permitted by law, as designated by the Board of Directors of our Company.

We have licensed and sub-licensed I.P. for a portable automatic traffic cone dispenser designed to protect highway workers, first responders to vehicle collisions and highway incidents, law enforcement personnel, towing operators, private and public utility workers, as well as pedestrians and motorists. Our flagship product, The Kone General Automatic Safety Cone Deployment System, is the world's first and only portable safety cone dispensing system. We also intend to offer Safe D-Ploy Spring Cones MUTCD (Manual on Uniform Traffic Control Devices) compliant highway safety cones, as part of our product line.

We have begun initial minimal operations and are currently without revenue. We have one employee at the present time, our CEO and a consultant acting as our marketing Vice-President. During the year ended December 31, 2013, the executive officers contributed their services and have not begun to be compensated. Upon formation, the founder, our CEO and Chairman Paul D. Dickman, was granted 2,000,000 shares for services engagement valued at $0.0001.

We are in the developmental stage of our business. Since our incorporation September 2013, we have been engaged in securing both exclusive and non-exclusive license agreements for our key products, taking over and completing R&D, and lining up suppliers and manufacturers for production.

During the 2014 fiscal year, we intend to focus our efforts on our product launch and marketing of the Kone General Automatic Safety Cone Deployment System.

Our Auditors have issued a going concern opinion and the reasons noted for issuing the opinion are our lack of revenues and very modest capital.

Factors that make this offering highly speculative or risky are:

     o    There is no market for any securities;
     o    We have no revenues or sales;
     o    We are start up company;
     o We have minimal experience in the traffic safety business as a company;
     o    We are undercapitalized.

Our principal executive offices are located at 1624 Market Street, Suite #202, Denver, Colorado 80202 and our telephone number is (949) 825-6512. We maintain a website at WWW.SAFELANES.COM, such website is not incorporated into or a part of this filing.

COMPANY BUSINESS OVERVIEW

Our Company, Safe Lane Systems, Inc., was formed to develop the marketing and contract the manufacturing of certain products resulting from development of IP in design and manufacturing by Superior Traffic Controls, Inc. We licensed certain IP under a Master License and a Sub License to capitalize the marketing and contract manufacturing of certain products.

Safe Lane System's line-up features proprietary products, all of which have been made available via exclusive and non-exclusive licensing agreements with Superior Traffic Controls, Inc.

Safe Lane System's product offerings include both a commercial and consumer safety cone product line, as well as an automatic safety cone dispenser, The Kone General. These products represent the culmination of a research project begun several years ago to address the critical need for safer roads, highways, and city streets.

THE KONE GENERAL AUTOMATIC SAFETY CONE DISPENSER

The Kone General is our flagship product and is a patent pending device that can be installed on a wide range of vehicles ranging, but not limited to, fire engines, police cars, tow trucks, telecom vans, construction vehicles, federal, state, and local transit vehicles, that automatically deploys traffic cones by the operator of the attending vehicle. Management believes, (comment #22) the Kone General Dispensing System is the world's first, and only portable, plug-and-play safety cone dispenser. As the attending vehicle approaches an emergency, construction area, job site, or auto accident, patented spring loaded safety cones are automatically deployed at the touch of a button.

We licensed the IP for this "incident management" automatic cone dispenser (The Kone General), which we intend to launch into markets. The Kone General currently holds up to five, 18" or 28" MUTCD compliant cones. Design is currently in progress to develop a magazine capable of increasing its capacity by an additional 5-10 cones. The Kone General provides for a safer, highly efficient, and more effective solution, addressing numerous issues in all areas of incident management and highway worker safety.

(comment #20) Deletion

The Kone General is currently designed in two models. Our first model has been engineered specifically for the wired or wireless installation directly onto service vehicles. This has come as a result of extensive research that identified specific design parameters, exclusive to certain types of specialty vehicles such as Fire Trucks.

The dimensional footprint of the unit provides for tremendous flexibility relative to physical installation locations onto new vehicles, as well as for retro-install applications onto existing fleet vehicles. Couple this with simple electronics and seamless integration is easily accomplished.

                Please see Exhibit 99.1 for graphics, (a) and (b)




The second  model can be  universally  installed  onto  almost any vehicle via a universal mounting apparatus tied to existing vehicle trailer hitch configurations, and controlled via a wireless RF transmitter. Power to the unit is provided using a standard trailer "pig-tail," eliminating the need for professional installation, providing Kone General end users with 100% "PLUG-AND-PLAY" functionality.


             Please see Exhibit 99.1 for graphics, (c), (d) and (e)


AVAILABILITY

The Kone General product launch is intended for the first quarter of 2015. Both models are scheduled undergoing beta and field testing that is necessary prior to distribution and full product launch. Prior to our Kone General product launch, several reliability tests will continue to be performed, as well as environmental simulations that will help to identify any potential issues that changes in climate may have on the reliable and consistent operation of the unit. We intend to engage the field testing of the unit on fire engine and emergency services vehicle applications in first quarter 2015.

SAFE LANE SYSTEM'S TRAFFIC SAFETY SPRING CONES AND ("TOTE") SYSTEMS

The basic safety cone design has not changed in over 65 years, until now. It is only now with today's technology in spring manufacturing and with new reflective materials that a retractable cone can be manufactured with the quality that can meet both governmental regulations and industry demands.

The spring cone on which we have a non-exclusive distributorship (as a private label) is designed to better serve U.S. workers that regularly use cones in performing their daily work routines. We intend to attempt to introduce the practicality of their use to millions of new customers in the consumer markets, who traditionally have not considered using traffic cones before because of storage and handling problems and relative inconvenience tied to cargo space limitations. We do not have an exclusive right on this product and others may manufacture, market and private label this product.

For example, four Safe Lane System cones can be stored in the same space needed by a single standard PVC cone.


                    Please see Exhibit 99.2 for graphic, (f)



Now, over 250 million plus vehicle owners can consider easily carrying full sized 28" safety cones for their protection while on the road, by utilizing our consumer cone systems which can store a minimum of two cones in a space of just 16"x14"x4".

Our safety spring cone has the same form factor as a standard traffic cone, 28" in height with a standard 14" x 14" square base (See Fig. 7).

The uniqueness of our cone's design lies in its ability for "perturbation," or flexing from side to side, and up and down (See Fig. 3 and 5). These unique features come as a result of the licensed product design, which incorporate spring technology, a mesh material covering, state of the art reflective materials, and a heavier base.


       Please see Exhibit 99.2 for graphics, (Fig. 3), (Fig. 5), (Fig. 7)

When combined, these factors result in the prevention of the cones being knocked over by passing vehicles (See Fig. 6), as well as from being blown over by gusting winds. In addition, by utilizing spring technology, the cones are neatly and efficiently stored in a compressed state, creating the desirable benefits of space maximization, and ease of transport. We believe design puts our traffic safety cone in the very fortunate position to cross over into several other vertical target markets as well as in the consumer market segments.

                 Please see Exhibit 99.2 for graphic, (Fig. 6)


(comment #26) Recent changes in legislation require specific physical characteristics in traffic cone use in the United States. The legislation is called The MANUAL ON UNIFORM TRAFFIC CONTROL DEVICES, or MUTCD defines the standards used by road managers nationwide to install and maintain traffic control devices on all streets and highways. The MUTCD is published by the Federal Highway Administration (FHWA) under 23 Code of Federal Regulations
(CFR), Part 655, Subpart F (http://mutcd.fhwa.dot.gov/ ). States and localities have left this area to the Federal Highway Administration.

DESCRIPTION OF MUTCD COMPLIANT SPRING CONES BUNDLED IN THE KONE GENERAL

With regard to our Kone General Systems, the use of MUTCD compliant spring cones come standard as included components of the device. This will ensure the Kone General's compliance with all current legislation related to the use of traffic safety cones on Federal highways. In a compressed condition, the cone measures only 12" x 12" x 3 1/4" and weighs 5.5 pounds, compared to 8 up to 25 pounds for traditional cones. The cone's reflective qualities are provided by applying
Reflexite's GP 800 reflective material, which is a patented product by Reflexite, one of the world leaders in highway safety reflective materials. The material generates a 500 Ra (candlepower) versus 250-300 candlepower for similar types of applications. The GP 800's reflective sheeting material is ideal for construction zones. Our cone is environmentally friendly, and can handle high-speed impacts and heavy gusts of wind without displacing the cone. The 5-year total cost of ownership of our cone we believe is significantly less than that of a standard traffic cone, is more functional, takes up a fraction of the space of a standard cone, and is less than half the weight. Our cones which we intend to sell are designed as MUTCD compliant.

CONSUMER PRODUCTS

We intend to develop a line of consumer cones in various sizes and configurations for the retail sector. The 2-10 cone safety systems are ideally suited for personal transportation safety since they take up very little room in a personal vehicle. A cone system with wheels and a capacity of 25-40 cones is in development. These will be targeted at schools for their crossing areas, parking lots, play grounds and sport fields.

We have identified a unique niche for the marketing and sale of its safety cones and tote systems by crossing over into the marketing and promotional industries. Our management believes that significant profits can be generated by doubling its safety cones and systems as marketing, advertising, and promotional tools. This can be easily accomplished by placing branded logos, custom embroidery, and/or silk-screening onto our safety cones. This integration of signage, logos, or promotional messages, instantly transforms the our safety cone into a powerful branding tool for companies, municipalities, hotels, restaurants, theme parks, outdoor arenas, stadiums, and any number of entities wishing to get their message across. To date, there hasn't been any use of traffic cones as advertising mediums or for any other form of product placement or branding.

The parking industry would be a direct line into these market segments. Many restaurants, hotels, commercial buildings, and public parking areas source traffic control and parking responsibilities to third party lot management and valet parking companies.

OUR PROPOSED PRODUCTS:

(1) Consumer Cone Systems (bundles or "totes"): This product will be manufactured and marketed immediately at retail and discount construction supply, hardware and automotive outlets. Big box retailers, for example, Lowes, Ace Hardware, Home Depot and Sears in the U.S. total over 8,000 outlets. Smaller outlets easily exceed 60,000 in the U.S. As stated in the Market Analysis Summary, above, according to the U.S. Department of Labor, Bureau of Statistics there are over 10 million employees in occupations that regularly use safety cones in their workday activities, all of which are targeted customers for this product.

Further, our Safe D-Ploy cone systems are designed to be marketed to both auto manufacturers, and motorists to be carried in all types of vehicles as part of the spare tire assembly.

(2) Kone General System: Our Kone General system has been designed to dispense five to seven safety cones. The dispenser systems offer an important business tool to private/ public providers of "incident management" services such police, fire/medical, tow and repair activities. These service providers need to set up temporary secure areas on streets, roads, sidewalks or highways to handle traffic control incidents. Additionally, public utilities, telephone and telecommunications companies like Verizon and AT&T need to establish similar safe areas for their road-site workers when providing essential services, such as telephone line repair. Collectively, the potential market for private/public vehicles needing a cone dispensing system exceeds 12 million. Our other potential markets for the Kone General are road painting, striping and asphalt contractors. Usually, these contractors use 18" cones, and therefore would require a redesign of the existing Kone General to provide the capability of handling smaller sized 18" cones. This product will be pursued next year. Presently, only 28" cones are available. 18" and 36" cones can be ordered, but delivery will take longer because there are no immediate plans to maintain an existing inventory of these cones.

(3) Stand-alone Perturbation Safety Cone: The safety cone will be initially sold as a component to the cone dispensing system (an extra 5 pack of safety spring cones will be offered and marketed as an "up sell" to purchasers of the Kone General for the purposes of having spare cones on hand), and other systems as an alternative and space saving vehicle safety solution. (comment #26) deletion

However, before doing so for on-highway use several issues must be resolved. First, a magazine system capable of increasing the Kone General's capacity to 10-20 cones needs to be perfected. Design work is in progress, and proof of concept has been resolved. Additional funding to complete prototypes is required. Second, regulatory analysis needs to be completed to identify state regulations and standards requiring additional state and local government testing and approval. Presently, the cone meets federal standards as a Category I directional device. The company is able to self certify the cone's compliance with federal regulations, but in many states we must still comply with additional requirements before the product can be marketed for federal highway usage. States requiring additional testing must be identified and the approval process researched. The company needs to prioritize the states needing additional testing based upon market potential, user interest, the time needed, and difficulty of meeting compliance standards.

(comment #23)At this time we are not addressing to international markets.

(comment #23) We have aligned our intended manufacturing and production per-engineering criteria with international suppliers but focused today on the Domestic markets. Specifically, the Safe D-Ploy Cone product and Kone General are being bid through international manufacturers who supply global companies including mass market retailers under private label. Foreign laws and regulations do vary and we acknowledge this as a business reality and potential barrier to entry. The market opportunity and cost associated with modifying our MUTD United States compliant cone to meet the foreign markets among many factors in consideration. It's a future plan based on expected demand after successful United Stated market penetration. Sales, Marketing, Manufacturing and Distribution, as will as operational costs and ongoing finance, will be fully assessed before determining if each foreign market is worth the investment of time, capital and other resources.

Potential future commercial products utilizing the safety cone:

     o    barricade
     o    barrel
     o    cone w/ sign
     o    Kone General (large capacity)
     o    Kone General magazine
     o    cone collector system (large capacity)
Buyers/Users:

     o    Law Enforcement
     o    Fire/medical emergency response
     o    Government Road Maintenance
     o    Construction
     o    Building/Ground Maintenance
     o    Consumers
     o    Utilities
     o    OEM
     o    School/ Athletics

Any one or all products may be used at some time by the above-mentioned buyers/users. For example, all buyers/users may need in varying quantities safety cones for their business, for recreation uses and for their business and/or personal vehicles.

SALES AND MARKETING PLAN

Sales Planning is a critical element to any business. Having a proper plan in place will accomplish several objectives but the most critical in our opinion are: drive profitable sales, avoid conflict between sales channels, and promote the activity with volume incentives. We believe we have structured a revenue model for our sales channel (wholesale, value added resale, and retail (on-line and brick & mortar). In the highway safety products industry, stocking distributors are key, because when a contractor or agency needs cone products, it is on an instant need basis and shipment needs to be immediate. We have explored the need to develop a relationship with a leading warehouse distributor, a global leader who supplies many channels including Amazon.com to facilitate order delivery.

Marketing, brand/product awareness, and clear value proposition are areas of great importance at this stage of the business. We intend to implement a plan around the core externally facing elements: Brand identity (logos, color palette, design elements, tag lines, etc.), Digital (Website, Social media like Linkedin/Facebook Pages, Twitter, Google, You Tube Channels), and Print Literature (Corporate collateral, Product collateral, Channel Support literature, Direct Mail, etc.)

We are also working on license agreements of complimentary products that can be "add on" sales to existing customer and open new markets as well.

FACTS AND STATISTICS RELATED TO OUR PRODUCT DESIGNS

(comment #24 - deletion)

(comments #24 and #26) The National Highway Traffic Safety Administration confirmed Nov. 14 that U.S. highway deaths rose by 4 percent in 2012 from the previous year, as the agency released the 2012 Fatality Analysis Reporting System (FARS) data. The increase to 33,561 deaths in 2012 -- 1,082 more fatalities than in 2011 -- and most of them involved motorcyclists and pedestrians. Deaths for both of those categories increased for the third consecutive year in 2012.

Key 2012 statistics include:

     o Fatalities among pedestrians increased 6.4 percent from 2011. The data showed the large majority of pedestrian deaths occurred in urban areas, at non-intersections, at night, and many involved alcohol.

     o Motorcyclist fatalities increased 7.1 percent year over year. NHTSA reported 10 times as many riders died not wearing a helmet in states without a universal helmet law than in states with those laws.
     o Large-truck occupant fatalities also rose for the third consecutive year, by 8.9 percent from 2011.
     o Deaths in crashes involving drunk drivers rose 4.6 percent to 10,322 in 2012, and most of those crashes involved drivers with a blood alcohol concentration of .15 or higher.

A preliminary total of 4,405 fatal work injuries were recorded in the United States in 2013, lower than the revised count of 4,628 fatal work injuries in 2012, according to results from the Census of Fatal Occupational Injuries (CFOI) conducted by the U.S. Bureau of Labor Statistics. The rate of fatal work injury for U.S. workers in 2013 was 3.2 per 100,000 full-time equivalent (FTE) workers, compared to a final rate of 3.4 per 100,000 in 2012.

Since 2011, CFOI has identified whether fatally-injured workers were working as contractors at the time of the fatal incident. In 2013, 734 decedents were identified as contractors, above the 715 reported in 2012. Workers who were working as contractors at the time of their fatal injury accounted for 17 percent of all cases in 2013.

The number of fatal work injuries among firefighters was considerably higher in 2013, rising from 18 in 2012 to 53 in 2013. The large increase resulted from a few major incidents in which multiple fatalities were recorded, including the Yarnell Hill wildfires in Arizona which claimed the lives of 19 firefighters.

Fatal transportation incidents were lower by 10 percent in 2013, but still accounted for about 2 out of every 5 fatal work injuries in 2013. (See chart 1.) Of the 1,740 transportation-related fatal injuries in 2013, nearly 3 out of every 5 (991 cases) were roadway incidents involving motorized land vehicles. Non-roadway incidents, such as a tractor overturn in a farm field, accounted for another 13 percent of the transportation-related fatal injuries. About 16 percent of fatal transportation incidents (284 cases) in 2013 involved pedestrians who were struck by vehicles. Forty-eight of these occurred in work zones.

FATAL OCCUPATIONAL INJURIES BY EVENT OR EXPOSURE, 2012-2013
                                                                 2012     2013
                                                               -------  -------
TRANSPORTATION INCIDENTS ...................................... 1,923    1,740
Roadway incidents involving motorized land vehicle ............ 1,153      991
Roadway collision with other vehicle ..........................   565      517
Roadway collision - moving in same direction ..................   124      127
Roadway collision - moving in opposite directions, oncoming ...   204      178
Roadway collision - moving perpendicularly ....................   134      124
Roadway collision with object other than vehicle ..............   338      288
Vehicle struck object or animal on side of roadway ............   318      270
Roadway non-collision incident ................................   247      182
Jack-knifed or overturned, roadway ............................   202      157
Non-roadway incidents involving motorized land vehicles .......   233      223
Non-roadway non-collision incident ............................   175      178
Jack-knifed or overturned, non-roadway ........................   115      116
Pedestrian vehicular incident .................................   293      284
Pedestrian struck by vehicle in work zone .....................    65       48
Rail vehicle incidents ........................................    38       41
Water vehicle incidents .......................................    63       60
Aircraft incidents ............................................   127      133

MARKET ANALYSIS SUMMARY

In addition to the consumer cone described above, we have also specifically targeted a niche market consisting of "incident management" type vehicles, such as police, fire/medical and tow service vehicles as ideal users of its cone dispensing system. According to the National Highway Traffic Safety Administration, it is estimated that this market, together with repair and utility vehicles, exceeds 12 million in the US market.

Today, not only in the United States, but globally, road accidents and traffic related deaths are increasing. Our highways are becoming more dangerous despite government and industry efforts to make vehicles safer and stronger. The fact is, more vehicles, both large and small are taking up shrinking lane space on our highways. With increased demand for additional travel lanes, state and federal governments have encroached into road shoulder right of way area to solve the need for more traffic lanes. Government efforts to expand right of way areas are regularly the subject of litigation by special interest groups, which, in turn, drives road construction costs beyond capabilities and can result in years of delay and snarled roads. In many urban areas, roadways have been widened to expand across the entire breath of right of way leaving no safe shoulder area for disabled vehicles or road police action. Furthermore, any necessary repair or construction work on a roadway can create hazardous risks for workers, long traffic delays for motorists and increased opportunities for serious traffic accidents.

A large portion of the safety cones we hope to market pursuant to this business plan result from the anticipated acceptance and sale of our consumer cone line. According to the United States Department of Labor, Bureau of Statistics, Occupational Data, in 2001 there were over 10 million individuals employed in industries where the use of traffic safety cones is a standard workday practice. Although safety cones are used for multiple purposes by many different types of business and industries, we believe there has never been a safety cone that has been more user friendly in terms of ease of handling, storage, performance, weight, and convenience.

We believe there has never been a similar product that is durable, flexible, rugged and functional. We hope that the our cone will generate new consumer base. For example, the very user-friendly cone could be a safety device for family personal vehicles, which rarely have carried cones in the past.

Safety cones on highways weigh between 8 to 25 pounds, and stand from 18" to 36" high. Placing these cones on the highway is almost always done by hand putting workers in danger of being struck by passing cars. According to the California Department of Transportation (CalTrans), 166 CalTrans employees have been killed in the line of duty with many deaths coming as a remit of errant vehicles entering highway work zones.

The majority of these accidents were the result of speeding and inattentive drivers. In 2002, there were over 1,000 work zone fatalities nationwide, as well as 8,374 work zone injuries. Further, according to the Federal Highway Administration, three worker fatalities occur nationally in all cone zones every five days. Many accidents occurred as a result of drivers running over a cone and losing control of their automobiles.

The public works employee is also at risk while placing these cones on the highway and during the retrieval process. Another added hazard is when safety cones are struck by a car and thrown into traffic, resulting in a public works employee or highway patrol officer having to cross traffic to retrieve them. Traffic cones are often stored on trucks making them difficult to load and unload. Many repetitive motion injuries have occurred as a result of the constant gripping and the awkward cone placement postures, especially to the shoulder area (flexion of 127-138 degrees).

An evaluation of U.S. Census Bureau Statistics for employment indicates over 10 million individuals are employed in professions, which regularly use safety cones in their daily work. Even a casual observer on any day will notice hundreds of safety cones riding in the trunk bed of pickup trucks and utility vehicles. Safety cones are universally used by all sorts of people for all sorts of purposes, despite the fact that they take up too much space, often stick together and are difficult and heavy to handle.

We believe traffic safety is a growing business. Our Safe D-ploy Spring Cone and Kone General System are unique in the marketplace, and are more than specifically designed for traffic safety, but adaptive enough so that we hope to qualify them as the industry standard in numerous alternate applications.

Our interviews with consumers indicated that there is a potential consumer market which is ready for our cone models. We believe there are many inherent advantages of using our safety cone instead of a standard PVC cone, such as; it will not blow over, weighs less, will not stick together, ships and handles easier, and if hit by a vehicle and projected into the roadway or work zone, will do less physical damage to people and personal property, as is currently the case with standard rubber safety cones.

The construction industry in general and road construction, in particular, uses and replaces several million cones each year. Government regulations require the use of safety cones at work sites throughout the country. For these companies, our products may offer important advantages over standard PVC cones in the fact that our cones can be repaired with interchangeable parts at a fraction of the cost of a new cone.

New government regulations, both in the U.S. and internationally, require different colored cones to indicate various conditions or situations, such as hazardous materials and school areas. We intend to offer its cones in various colors to meet industry needs.

SALES STRATEGY

We intend to sell its Safe D-Ploy product line to customers generated by the Company both internally, as well as through reputable, established distributor networks. We intend to actively seek distributor networks, with existing clientele consistent with our target market of particular buyers/users.

We will also sell through independent manufacturer's representatives on a case-by-case or market-by-market basis. Outside of our expansive internal plans to launch that have been previously mentioned, our main strategy is to communicate the unique and desired attributes of our cone, Kone General and consumer systems to a broad segment of the North American Market during the first year and to expand it internationally in our second and third year.

We believe we have a unique and innovative product line. The basic traffic safety cone has not been changed in over 60 years. As a result of technology and the reduction in material cost and labor, we intend to market our products to a growing market segment with a well-defined list of cost and functional benefits. We intend to communicate our high value proposition to the distribution network as well as end users through personal selling, targeted print advertising and improved communications capabilities via a sophisticated website.

We plan to be active in traffic control and other industry trade associations, and attend trade shows and exhibitions. Our trade show presence is a big part of our deployment strategy, beginning with the goal to feature our product line at the FDIC trade show which is held annually in Indianapolis, IN.

Furthermore, foreign markets need to be considered a high priority and distributors will be sought to market not only the Kone General but also all our products internationally. We will consider offering Distributors exclusive selling rights in their markets for various segments of the trade for one to three years. In return our Distributors will pay a license fee for said exclusivity. Our sales agreement will call for the Distributor to clearly identify its markets, and time frame as to when those markets will have product. If after an agreed upon time period those accounts are not being stocked with our product or products, then we will have the right to seek another Distributor to service the specific market(s).

MILESTONES REACHED TO DATE

We have completed these milestones in our business plan progression:

     o Obtained the exclusive rights (via exclusive licensing agreements entered into between our Company and the I.P. holder) to both manufacture and distribute our primary product(s).

     o Secured non-exclusive licensing rights to related ancillary products that we intend to market in both the consumer and commercial market segments.

     o Secured USPTO trademark protection of the branded product name of our flagship product and related components, Safe D-ploy Spring ConeTM and The Kone GeneralTM

     o Developed our website (www.safelanesystems.com), marketing materials, brochures, sales aids, and product demonstration videos to be used to market the Company's products.

     o Acquired all intellectual property related to technical and CAD, 2D, and 3D drawings in preparation for mass manufacture of the Kone General Automatic Safety Cone Dispenser.

     o Acquired value engineering of the Kone General to significantly reduce the unit CGS.

Our Goals for the next year are as follows:

FUTURE MILESTONES

(comment #25)
------------------ -------------------------------------------------------------
4th Quarter 2014    We plan to complete  three  milestones by December 31, 2014.
                    The first is completing our S-1  registration of our current shareholders.  The  second  milestone  is  to  finalize  our primary  manufacturing and distribution  partner.  The third milestone is to finalize our marketing plan which we plan to execute through 2015. All of the objectives are currently in the  process of being  accomplished,  and we believe we have adequate  funding  at this  time to  complete  each of these objectives
------------------ -------------------------------------------------------------
1st Quarter 2015    We will need additional  capital  contributions  to fund the roll out of the marketing plan. The primary focus in the 1st quarter  of 2015  is to  raise a  minimum  of an  additional
                    $1,000,000  to fund ongoing  operations  and roll out of our marketing plan.
------------------ -------------------------------------------------------------
2nd Quarter 2015    We will  continue to expand our  marketing and sales efforts by  hiring  additional  sales  staff  and  making  strategic
                    investments   in   marketing   campaigns.   This  growth  is
                    contingent on success in raising the  additional  capital in the previous quarter.
------------------ -------------------------------------------------------------
3rd Quarter 2015    We expect that by the third  quarter of 2015 we will be able to generate revenue.  The goal is contingent upon being able to  roll  out  our  planned  marketing  efforts  by  raising sufficient  additional  funding as mentioned in the previous quarters.
------------------ -------------------------------------------------------------

COMPETITION, MARKETS, AND REGULATION

COMPETITION

Our dispenser is the world's first portable safety cone dispenser design known to exist, and we have yet to identify any competitors as of the writing of this summary. Note: Other automatic safety cone dispensing systems currently exist. However, systems currently sold in the marketplace are designed for mass cone deployment (i.e. road striping applications), are not portable, require the purchase of heavy equipment, dedicated specialty vehicles, and are very expensive. Safety cones are manufactured by many PVC and injection molding companies, and they are all price competitive for basic expandable units and constitute significant price/per unit competition for our cones.

MARKETS

Primary target market segments include highway departments, private/public utilities, fire/ems, law enforcement, trucking/transportation, telecomm, vehicle parking industry, construction, and the military. Calculation of market size is difficult to determine due to the uniqueness of the product, as well as being first to market over several vertical market segments.

APPLICABLE REGULATIONS IN THE INDUSTRY

The leading cause of highway construction worker injuries and fatalities is contact with construction vehicles, objects, and equipment. These injuries and deaths are preventable through a number of good practices. (Source: http://ops.fhwa.dot.gov/wz/workersafety/)

As our highway infrastructure ages, many transportation agencies are focusing on rebuilding and improving existing roadways. This means more roadwork is being performed on roadways that are open to traffic. At the same time, traffic continues to grow and create more congestion, particularly in urban areas. To avoid major queues during peak travel periods, urban areas are seeing more night work. The combination of more work done alongside increasingly heavier traffic and greater use of night work can result in increased safety considerations for highway workers. However, there are regulations and available resources on good practices that can help workers perform their jobs safely.

Work zones are a necessary part of maintaining and upgrading our highway system. The combination of more work zones and heavier traffic volumes means work zones are having a greater effect on roadway systems. The American public has cited work zones as second only to poor traffic flow in causing dissatisfaction with the roadway system.

Note: The following are significant statements on Regulations and Rules in the highway safety industry (comment #26)

The FHWA Work Zone Mobility and Safety Program is working to "make work zones work better" by providing transportation practitioners with high-quality products, tools, and information that can be of value in planning, designing, and implementing safer, more efficient, and less congested work zones. The Work Zone Mobility and Safety Web site serves as a central location for work zone-related resources and is updated with new information and resources on a frequent basis. These resources include:

     o Comprehensive information and guidance for implementing the Work Zone Safety and Mobility Rule (23 CFR 630 Subpart J).
     o Peer-to-Peer Program that provides State and Local transportation agencies easy access to knowledgeable peers across a range of work zone issues, at no cost to these agencies.
     o Best Practices Guidebook, which includes recommended "state of the practice" approaches, procedures, and technologies for work zone mobility and safety management, collected from State and Local transportation agencies.
     o Work Zone Self Assessment, used by each FHWA Division Office and partner State on an annual basis to measure their current state-of-practice and identify future work zone quality improvement efforts.
     o Work zone training courses, to help practitioners plan, design, and implement safe and effective work zones.
     o Current news related to work zones, from both national and international sources.
     o Publications and studies on a variety of work zone topics, including work zone ITS, traffic analysis tools for work zones, contracting methods, construction strategies, public information and outreach for work zones, and others.

WORKER SAFETY FOR HIGHWAY CONSTRUCTION STANDARD

ANSI/ASSE A10.47-2009: Work Zone Safety for Highway Construction became effective on February 24, 2010 and applies to workers engaged in construction, utility work, maintenance, or repair activities on any area of a highway. It covers practices including Flagger Safety, Runover/Backover Prevention, Equipment Operator Safety, Illumination, Personal Protective Equipment, and more.

WORK ZONE TRAFFIC MANAGEMENT

Managing traffic during construction is necessary to minimize traffic delays, maintain motorist and worker safety, complete roadwork in a timely manner, and maintain access for businesses and residents. Effective work zone traffic management includes assessing work zone impacts and documenting strategies for mitigating the impacts in a transportation management plan (TMP). The Work Zone Safety and Mobility Rule requires TMPs for all Federal-aid highway projects.

(Source: http://ops.fhwa.dot.gov/wz/traffic_mgmt/index.htm)

WORK ZONE SAFETY AND MOBILITY RULE

The Work Zone Safety and Mobility Rule (Rule) was published on September 9, 2004 in the Federal Register. All state and local governments that receive federal-aid funding were required to comply with the provisions of the rule no later than October 12, 2007. The Rule updated and broadened the former regulation at 23 CFR 630 Subpart J to address more of the current issues affecting work zone safety and mobility. The changes to the regulation encouraged the broader consideration of the safety and mobility impacts of work zones across project development and the implementation of strategies that help manage these impacts during project delivery.

(Source: http://ops.fhwa.dot.gov/wz/resources/final_rule.htm)

TEMPORARY TRAFFIC CONTROL

FHWA has published several documents and studies regarding temporary traffic control in highway maintenance.

     o    Field Guide on Installation  and Removal of Temporary  Traffic Control
          (TTC) for Safe Maintenance and Work Zone Operations (PDF 845) - Provides field personnel with introductory guidance on proper setup and operation of TTC zones, which improves the safety of those working near traffic.
     o Work Zone Safety: Temporary Traffic Control for Maintenance Operations (PDF 283KB) - Provides seven fundamental principles for setting up TTC Zones to protect workers and incident responders and allow for the safe and efficient movement of road users.
     o Work Zone Positive Protection Toolbox (PDF 961KB) - Describes various types of positive protection devices and provides guidance on where and how each is typically used. These devices may be used to help protect road users from entering hazardous areas in work zones and to shield workers and pedestrians.

(Source: http://ops.fhwa.dot.gov/wz/workersafety/index.htm)

The Temporary Traffic Control Devised Rule (Subpart K of 23 CFR 630) provides guidance for devices, AND WE BELIEVE OUR PRODUCTS MEET THE REQUIREMENTS OF THE RULE. (COMMENT #26)

SELECTED FEDERAL REGULATIONS.

ss.630.1102 Purpose.

To decrease the likelihood of highway work zone fatalities and injuries to workers and road users by establishing minimum requirements and providing guidance for the use of positive protection devices between the work space and motorized traffic, installation and maintenance of temporary traffic control devices, and use of uniformed law enforcement officers during construction, utility, and maintenance operations, and by requiring contract pay items to ensure the availability of funds for these provisions. This subpart is applicable to all Federal-aid highway projects, and its application is encouraged on other highway projects as well.

ss.630.1110 Maintenance of temporary traffic control devices.

To provide for the continued effectiveness of temporary traffic control devices, each agency shall develop and implement quality guidelines to help maintain the quality and adequacy of the temporary traffic control devices for the duration of the project. Agencies may choose to adopt existing quality guidelines such as those developed by the American Traffic Safety Services Association (ATSSA) or other state highway agencies. A level of inspection necessary to provide ongoing compliance with the quality guidelines shall be provided.

TITLE TO PROPERTIES.

None.

We have an exclusive License and a non-exclusive Sub-License for certain Intellectual Property associated with the Kone dispenser and the Kone design, respectively.

BACKLOG OF ORDERS.

We currently have no orders for sales at this time.

GOVERNMENT CONTRACTS.

We have no government contracts.

COMPANY SPONSORED RESEARCH AND DEVELOPMENT.

We are not conducting any research, although our products and future products may be in development.

NUMBER OF PERSONS EMPLOYED.

As of August 27, 2014, we have no employees and 2 independent consultants. Our officers are spending part-time in this business - up to 10 hours per week.


DELETION

B. DESCRIPTION OF PROPERTY
--------------------------

DESCRIPTION OF PROPERTIES/ASSETS/OIL AND GAS PROSPECTS/PATENTS

        ------- ------------------------- ------------------------
        (a)     Real Estate.              None.
        ------- ------------------------- ------------------------
        (b)     Title to properties.      None.
        ------- ------------------------- ------------------------
        (c)     Oil and Gas Properties.   None.
        ------- ------------------------- ------------------------
        (d)     Patents.                  See below.
        ------- ------------------------- ------------------------

The Kone General is currently protected by U.S. [(Application Pending) Pub. No.:
US 2007/0183874 A1, Aug. 9, 2007] (comment #27) It is sublicensed by us from Superior Traffic Controls, who holds the License from the Patent holder. Superior Traffic also owns certain technology, the "IP", which include designs, drawings and specs necessary to more efficiently manufacture and assemble the dispenser and such "IP" is included in our Sublicense from Superior Traffic. The Quick Deploy Spring Cone (US Patent No.:6,766,760 B2 July 27, 2004) are also protected by International Patents, respectively.

The patent holder is under exclusive license agreement with a third party licensee to manufacture and distribute the 28" MUTCD compliant spring cones. They are currently trademarked under the name Quick Deploy Spring Cone. These products are intended to be marketed and sold by Safe Lane Systems via a separate distributor agreement with the licensee (www.viz-con.com, and www.traffixdevices.com) at price points not to exceed their current wholesale catalogue prices. This is not a license, but rather a distribution arrangement.

C. LEGAL PROCEEDINGS
--------------------

We anticipate that we (including any future subsidiaries) will from time to time become subject to claims and legal proceedings arising in the ordinary course of business. It is not feasible to predict the outcome of any such proceedings and we cannot assure that their ultimate disposition will not have a materially adverse effect on our business, financial condition, cash flows or results of operations. As of this filing date, we are not a party to any pending legal proceedings, nor are we aware of any civil proceeding or government authority contemplating any legal proceeding.

D. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
-----------------------------------------------------------

MARKET INFORMATION

Currently there is no public trading market for our stock, and we have not applied to have the common stock quoted for trading in any venue.

We might try to obtain a listing for our stock on an exchange in the future, but cannot make any assurances that we will be approved for such listing, as the exchanges have certain listing requirements that we would have to meet. Such listing requirements at a minimum include, but are not limited to:

     - Stockholders' equity of at least $4,000,000 and/or 2 years of operating history and/or pre-tax income of at least $750,000 in our last fiscal year or two of the last three fiscal years;
     -    Be able to meet certain distribution requirements; and
     - Be able to meet certain market values of publicly held shares and aggregate market values of the shares.

RULES GOVERNING LOW-PRICE STOCKS THAT MAY AFFECT OUR SHAREHOLDERS' ABILITY TO RESELL SHARES OF OUR COMMON STOCK

We are a "penny stock" company, as our stock price is less than $5.00 per share. If we are able to obtain an exchange listing for our stock, we cannot make an assurance that we will be able to maintain a stock price greater than $5.00 per share and if the share price was to fall to such prices, that we wouldn't be subject to the Penny Stocks rules.

The penny stock rules require broker-dealers, prior to a transaction in a penny stock not otherwise exempt from the rules, to make a special suitability determination for the purchaser to receive the purchaser's written consent to the transaction prior to sale, to deliver standardized risk disclosure documents prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

HOLDERS

As of August 27, 2014, we have 1 stockholder of record of our common stock.

DIVIDENDS

As of the filing of this registration statement, we have not paid any dividends to stockholders. There are no restrictions which would limit our ability to pay dividends on common equity or that are likely to do so in the future. The Colorado Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend; we would not be able to pay our debts as they become due in the usual course of business; or our total assets would be less than the sum of the total liabilities plus the amount that would be needed to satisfy the rights of stockholders who have preferential rights superior to those receiving the distribution.

E. FINANCIAL STATEMENTS
-----------------------

The following is a complete list of the financial statements filed as a part of this Report.

     o Audited financial statements of Safe Lane Systems, Inc. as of and for the year ended December 31, 2013 and as of and for the period from September 10, 2013 (inception) through December 31, 2013 (pages F-1 through F-9)

     o Unaudited financial statements of Safe Lane Systems, Inc. as of and for the three and six months ended June 30, 2014 and 2013 (pages F-1 through F-10)

                             SAFE LANE SYSTEMS, INC.


                              FINANCIAL STATEMENTS
             FOR THE YEAR ENDED DECEMBER 31, 2013 AND FOR THE PERIOD
         FROM SEPTEMBER 10, 2013 (INCEPTION) THROUGH DECEMBER 31, 2013

                                    (AUDITED)

                        INDEX TO THE FINANCIAL STATEMENTS

                             SAFE LANE SYSTEMS, INC.




                                                                    PAGE
                                                                    ----

                Report of Independent Registered Public             F-3
                Accounting Firm

                Balance Sheet                                       F-4

                Statement of Operations                             F-5

                Statement of Cash Flows                             F-6

                Statement of Shareholder's Equity (Deficit)         F-7

                Notes to Financial Statements                       F-8

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders of Safe Lanes Systems, Inc.:

We have audited the accompanying balance sheet of Safe Lanes Systems, Inc., ("the Company") as of December 31, 2013 and the related statement of operations, stockholders' equity (deficit) and cash flows for the year then ended, and for the period from September 10, 2013 (inception) through December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Safe Lane Systems, Inc., as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, and for the period from September 10, 2013 (inception) through December 31, 2013 in conformity with generally accepted accounting principles in the United States of America.

The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ B F Borgers CPA PC
Denver, CO
August 28, 2014



                                  SAFE LANE SYSTEMS, INC.
                               (A Development Stage Company)
                                       BALANCE SHEET


                                                                           DECEMBER 31,
                                                                               2013
                                                                        -------------------

                                     ASSETS


CURRENT ASSETS
Cash                                                                    $            1,000
                                                                        -------------------
TOTAL CURRENT ASSETS                                                                 1,000
                                                                        -------------------

TOTAL ASSETS                                                            $            1,000
                                                                        ===================


                  LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                $                -
TOTAL CURRENT LIABILITIES                                                                -
                                                                        -------------------

STOCKHOLDERS' EQUITY (DEFICIT)

Class A preferred super majority voting stock, $0.0001 par value;
10,000,000 shares authorized, issued and outstanding                                 1,000
Common stock, $0.0001 par value;
500,000,000 shares authorized;
2,000,000 issued and outstanding                                                       200
Additional paid-in capital                                                             800
Accumulated (deficit) during Development Stage                                     (1,000)
                                                                        -------------------

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                    $            1,000
                                                                        -------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                    $            1,000
                                                                        ===================









    The accompanying notes are an integral part of these financial statements


                                 SAFE LANE SYSTEMS, INC.
                                 STATEMENT OF OPERATIONS

                                                                         SEPTEMBER 10,
                                                                             2013
                                                                          (INCEPTION)
                                                          YEAR ENDED        THROUGH
                                                         DECEMBER 31,    DECEMBER 31,
                                                             2013            2013
                                                        --------------- ----------------
REVENUE                                                 $            -  $             -
                                                        --------------- ----------------

EXPENSES
General and Administrative                                           -                -
            Stock based compensation expense                     1,000            1,000
                                                        --------------- ----------------

TOTAL EXPENSES                                                   1,000            1,000
                                                        --------------- ----------------

INCOME FROM OPERATIONS                                         (1,000)          (1,000)

OTHER INCOME (EXPENSE)
Interest                                                             -                -
                                                        --------------- ----------------

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES                (1,000)          (1,000)

PROVISION FOR INCOME TAX                                            -                -
                                                        --------------- ----------------

NET INCOME (LOSS)                                       $      (1,000)  $       (1,000)
                                                        =============== ================

NET INCOME (LOSS) PER SHARE (BASIC AND DILUTED)         $       (0.00)  $        (0.00)

                                                        =============== ================
Weighted average number of common shares outstanding        2,000,000        2,000,000



    The accompanying notes are an integral part of these financial statements


                                             SAFE LANE SYSTEMS, INC.
                                          (A Development Stage Company)
                                             STATEMENT OF CASH FLOWS


                                                                              PERIOD         SEPTEMBER 10, 2013
                                                                               ENDED            (INCEPTION)
                                                                           DECEMBER 31,     THROUGH DECEMBER 31,
                                                                               2013                 2013
                                                                         ----------------   --------------------
CASH FLOWS FROM OPERATING ACTIVITIES                                     $       (1,000)    $         (1,000)
Net income

Adjustments to reconcile net income to
net cash provided by (used for)
operating activities:
Stock issued for services                                                          1,000                1,000
Changes in operating assets and liabilities
                                                                                       -                    -
                                                                         ----------------   ------------------

NET CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES                                                                   -                    -
                                                                         ----------------   ------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
                                                                                       -                    -
                                                                         ----------------   ------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Seed Capital from Founder (in return for 2,000,000 shares)                         1,000                1,000

                                                                         ----------------   ------------------
NET CASH PROVIDED BY (USED FOR)                                                    1,000                1,000
FINANCING ACTIVITIES
                                                                         ----------------   ------------------

NET INCREASE (DECREASE) IN CASH                                                    1,000                1,000

CASH AT BEGINNING OF PERIOD                                                            -                    -
                                                                         ----------------   ------------------

CASH AT END OF PERIOD                                                    $         1,000    $           1,000
                                                                         ================   ==================



    The accompanying notes are an integral part of these financial statements

                                                   SAFE LANE SYSTEMS, INC.
                                                (A Development Stage Company)
                                             STATEMENT OF STOCKHOLDERS' DEFICIT

                                                                                     Additional
                                           Common Stock         Preferred Stock        Paid-in     Accumulated  Stockholders'
                                       Shares      Amount     Shares       Amount      Capital      Earnings        Equity
                                     ------------ --------- ----------- ------------ ------------  -----------  ------------
Balances at September 10, 2013
(Inception)                                    -  $      -            - $          - $         -   $            $         -

September 10, 2013 2,000,000 shares
of common stock issued for $1,000 to
founder at 0.0005 per share
                                      2,000,000   $   200                            $       800                $     1,000

September 10, 2013 10,000,000 shares
of class A preferred stock                                  10,000,000  $      1,000                            $     1,000


Net loss for period                                                                                     (1,000) $   (1,000)
                                     ------------ --------- ----------- ------------ ------------  ------------ ------------
Balances at December 31, 2013          2,000,000  $    200   10,000,000 $      1,000 $       800   $    (1,000) $     1,000
                                     ============ ========= =========== ============ ============  ============ ============


























    The accompanying notes are an integral part of these financial statements

                             SAFE LANE SYSTEMS, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                                December 31, 2013



NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
--------------------------------------------------------------------------------

SAFE LANE SYSTEMS, INC. (the "Company"), was incorporated in the State of Colorado on September 10, 2013. The Company was formed to engage in the sale of traffic safety equipment. The Company may also engage in any other business permitted by law, as designated by the Board of Directors of the Company.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAX

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FISCAL YEAR

The Company employs a fiscal year ending December 31.

NET INCOME (LOSS) PER SHARE

The net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares of common outstanding. Warrants, stock options, and common stock issuable upon the conversion of the Company's preferred stock (if any), are not included in the computation if the effect would be anti-dilutive and would increase the earnings or decrease loss per share.

REVENUE RECOGNITION

The Company is currently in the Development stage and has no revenues. Revenue will be recognized on an accrual basis as earned once operations commence.

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

Upon formation, the Company sold the founder 2,000,000 shares of $0.0001 par value common stock for $1,000 cash. Also upon formation, the Company paid the founder stock based compensation for services rendered of 10,000,000 shares of $0.0001 par value class A preferred super majority voting stock. These preferred shares have a stated value of par value of $0.0001. The holder of the Class Stock shall have the right to vote on any matter with holders of Common Stock and may vote as required on any action, which Colorado law provides may or must be approved by vote or consent of the holders of the specific series of voting preferred shares and the holders of common shares. The Record Holders of the Class "A" Preferred Shares shall have that number of votes equal to that number of common shares which is not less than 60% of the vote required to approve any action, which Colorado law provides may or must be approved by vote or consent of the holders of other series of voting preferred shares and the holders of common shares or the holders of other securities entitled to vote, if any

FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments, including cash and cash equivalents, as reported in the accompanying balance sheet, are stated at fair value.

GOING CONCERN AND MANAGEMENTS' PLANS

As shown in the  accompanying  financial  statements for the Year ended December
31,  2013,  the  Company  has a  limited  operating  history.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, however, the above conditions raise substantial doubt about the Company's ability to do so. The financial statements do not include any adjustment to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

The Company has plans in place to remove this threat through the issuance of notes payable and/or a private common stock offering. (comment #29) However, the Company will need to generate more than the expenses of the Offering in order to have enough capital to execute its business plan.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed all recently issued but not yet effective accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or results of operations.

SUBSEQUENT EVENTS

The Company evaluates events and transactions after the balance sheet date but before the financial statements are issued. Through the date of this filing, the Company has received an additional $150,000 towards funding of its note payable and currently has a balance outstanding of $160,000.

Subsequent to year end the Company obtained a sublicense and license agreement that gave them the exclusive rights to a patented product, the "Kone General". In return for this product the Company issued 22,768,273 shares of class B preferred nonvoting convertible shares to a trust for the original intellectual property and patent holders.

                             SAFE LANE SYSTEMS, INC.



            UNAUDITED FINANCIAL STATEMENTS OF SAFE LANE SYSTEMS, INC.
      AS OF AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

                        INDEX TO THE FINANCIAL STATEMENTS

                             SAFE LANE SYSTEMS, INC.



                                                           PAGE
                                                           ----

        Balance Sheet                                       F-3

        Statement of Operations                             F-4

        Statement of Cash Flows                             F-5

        Statement of Shareholder's Equity (Deficit)         F-6

        Notes to Financial Statements                       F-7


                                                  SAFE LANE SYSTEMS, INC.
                                                       BALANCE SHEET


                                                                                   (UNAUDITED)              (AUDITED)
                                                                                    JUNE 30,               DECEMBER 31,
                                                                                      2014                    2013
                                                                                  --------------        -------------------
                                                           ASSETS

CURRENT ASSETS
Cash [NOTE 1]                                                                     $       3,684         $            1,000
                                                                                  --------------        -------------------
TOTAL CURRENT ASSETS                                                                      3,684                      1,000
                                                                                  --------------        -------------------

Fixed assets
Intangible asset patent sublicense, net [NOTE 1]                                          2,143                          -
                                                                                  --------------        -------------------
Total fixed assets                                                                        2,143                          -

TOTAL ASSETS                                                                      $       5,827         $            1,000
                                                                                  ==============        ===================


                                        LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued liabilities [NOTE 1]                                 $      16,274         $                -
Unsecured, short-term notes payable [NOTE 1]                                             10,000                          -
                                                                                  --------------        -------------------

TOTAL CURRENT LIABILITIES                                                         $      26,274         $                -
                                                                                  ==============        ===================

STOCKHOLDERS' EQUITY (DEFICIT)

Class A supervoting preferred stock, $0.0001 par value; [NOTE 1]
      10,000,000 shares authorized, issued and outstanding                                1,000                      1,000
Class B nonvoting preferred stock, $0.0001 par value; [NOTE 1]
      30,000,000 shares authorized; 22,768,273 issued and outstanding                     2,277
Common stock, $0.0001 par value; [NOTE 1]
     500,000,000 shares authorized;
     2,000,000 issued and outstanding                                                       200                        200

Additional paid-in capital                                                                  800                        800
Accumulated earnings (Deficit)                                                         (24,724)                    (1,000)
                                                                                  --------------        -------------------

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                                    (20,447)                     1,000
                                                                                  --------------        -------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                              $       5,827         $            1,000
                                                                                  ==============        ===================




    The accompanying notes are an integral part of these financial statements

                                                 SAFE LANE SYSTEMS, INC.

                                                 STATEMENT OF OPERATIONS

                                                                  THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                      (UNAUDITED)                   (UNAUDITED)
                                                                 JUNE 30,    JUNE 30,          JUNE 30,     JUNE 30,
                                                                   2014        2013              2014         2013
                                                                ------------------------     ---------------------------
REVENUE                                                         $         -     $      -     $          -   $         -
                                                                ------------------------     ---------------------------

EXPENSES
            Professional and contractor expense                      21,600            -           21,600             -
            Stock based compensation expense                              -            -                -             -
General and Administrative                                            2,050            -            2,050             -
                                                                ------------------------     ---------------------------

TOTAL EXPENSES                                                       23,650            -           23,650             -
                                                                ------------------------     ---------------------------

(LOSS) FROM OPERATIONS                                              (23,650)           -          (23,650)            -

OTHER INCOME (EXPENSE)
Interest                                                                (74)           -             (74)             -
                                                                ------------------------     ---------------------------

(LOSS) BEFORE PROVISION FOR INCOME TAXES                            (23,724)           -         (23,724)             -

PROVISION FOR INCOME TAX                                                  -            -               -              -
                                                                ------------------------     ---------------------------

NET INCOME (LOSS)                                                   (23,724)           -     $   (23,724)   $         -
                                                                ========================     ===========================

NET INCOME (LOSS) PER SHARE (BASIC AND DILUTED)                 $     (0.01)           -     $     (0.01)   $         -
                                                                ========================     ===========================
Weighted average number of common shares outstanding              2,000,000            -        2,000,000             -






    The accompanying notes are an integral part of these financial statements
                                       F-4


                                            SAFE LANE SYSTEMS, INC.
                                            STATEMENT OF CASH FLOWS

                                                                                  SIX MONTHS ENDED
                                                                            (UNAUDITED)       (UNAUDITED)
                                                                           JUNE 30, 2014     JUNE 30, 2013
                                                                         ------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                               $         (23,724)    $           -

Adjustments to reconcile net income to
net cash provided by (used for)
operating activities:
Amortization                                                                            134                -
Stock based compensation                                                                  -                -
Changes in operating assets and liabilities
                    Accounts payable                                                 16,200                -
                                                                         ------------------------------------
                    Other accrued liabilities                                            74
                                                                         ------------------------------------

NET CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES                                                     $           (7,316)               -
                                                                         ------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
                                                                                          -                -
                                                                         ------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Seed capital from founder (for 2,000,000 common shares)
      Cash raised by issuance of short term notes payable at 4%                      10,000                -
                                                                         ------------------------------------

NET CASH PROVIDED BY (USED FOR)
FINANCING ACTIVITIES                                                                 10,000                -
                                                                         ------------------------------------

NET INCREASE (DECREASE) IN CASH                                                       2,684                -

CASH AT BEGINNING OF PERIOD                                                           1,000                -
                                                                         ------------------------------------


CASH AT END OF PERIOD                                                    $            3,684    $           -
                                                                         ====================================






    The accompanying notes are an integral part of these financial statements

                                                    SAFE LANE SYSTEMS, INC.

                                        STATEMENT OF STOCKHOLDERS' DEFICIT (UNAUDITED)


                                                   Preferred Stock     Preferred Stock  Additional
                         Common Stock                 Class A              Class B       Paid-in    Accumulated   Stockholders'
                   Shares         Amount          Shares     Amount    Shares   Amount   Capital      Earnings       Equity
                 ----------- ------------------   ----------- ------  --------- ------  ---------  -------------- -------------
     Balances at
   September 10,
2013 (Inception)          -                                                             $       -  $          -   $          -

   September 10,
  2013 2,000,000
      shares  of
    common stock
      issued for
       $1,000 to
      founder at
$.0001 per share  2,000,000   $       200                                               $    800                   $     1,000

   September 10,
 2013 10,000,000
 shares of Class
  A, $0.0001 par
 value preferred
        stock to
     founder for
        services                                   10,000,000 $1,000                                               $    1,000

    Net loss for
      the period                                                                                         (1,000)       (1,000)

      Balance at
    December 31,
            2013  2,000,000   $       200          10,000,000 $1,000                    $    800       $ (1,000)   $    1,000
                 =========== ==================   =========== ======  ========== ====== =========      =========== ===========
     May 1, 2014
      22,768,273
       shares of
       Class "B"
     $0.0001 par
 value preferred
   stock  issued
 for sub-license
       agreement
valued at $2,277                                                      22,768,273 $2,277                            $    2,277
                 =========== ==================   =========== ======  ========== ====== =========      =========== ===========

   Net loss for
      the period                                                                                        (23,724)   $  (23,724)
                 =========== ==================   =========== ======  ========== ====== =========      =========== ===========
 Balance at
   June 30, 2014  2,000,000   $       200          10,000,000 $1,000  22,768,273 $2,277 $    800       $(24,724)   $  (20,447)
                 =========== ==================   =========== ======  ========== ====== =========      =========== ===========


    The accompanying notes are an integral part of these financial statements

                             SAFE LANE SYSTEMS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                  June 30, 2014

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
--------------------------------------------------------------------------------

SAFE LANE SYSTEMS, INC. (the "Company"), was incorporated in the State of Colorado on September 10, 2013. The Company was formed to engage in the sale of traffic safety equipment. The Company may also engage in any other business permitted by law, as designated by the Board of Directors of the Company. During the second quarter of 2014 the Company secured a perpetual license to all of the intellectual property of Superior Traffic Control in exchange for the issuance of nonvoting convertible stock in the company.

Basis of Presentation - The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. The results of operations for the quarter June 30, 2014 shown in this report are not necessarily indicative of results for the full year ending June 30, 2014. In the opinion of the Company's management, the information contained herein reflects all adjustments necessary for a fair presentation of the Company's results of operations, financial position and cash flows. All such adjustments are of a normal, recurring nature.

Reclassifications - Certain amounts in the prior period's financial statements have been reclassified to conform to the current quarter's presentation and to correct prior period errors.

CASH AND CASH EQUIVALENTS

Cash Flows - During the six months ending June 30, 2014, the Company primarily utilized cash proceeds from an unsecured short term loan to fund its operations.

Cash flows provided by operations for the period ended June 30, 2014 and 2013 were $7,316 and $0, respectively The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents. As of June 30, 2014, the Company had cash and cash equivalents of $3,684 as compared to cash and cash equivalents of $1,000 as of December 31, 2013.

IMPAIRMENT OF LONG-LIFE ASSETS

In accordance with ASC Topic 360, the Company reviews its long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. No impairment was deemed necessary as of June 30, 2014 and December 31, 2013.

INTANGIBLE ASSETS, PATENTS

During the second quarter of 2015 fiscal year the Company acquired the exclusive license rights and intellectual property for the patent of the Kone General device which expires July 2022. As payment for the license rights the company agreed to issue 22,768,273 shares of Class "B" Preferred Convertible Non-Voting shares to the shareholders of the original license holders. The Company accounts for its patent sub-license in accordance with ASC 350-30-30 "Intangibles - goodwill and other" and 805-50-30 and 805-50-15 related to "Business Combinations" by recognizing the fair value to the amount paid by the company for the asset at the time of purchase. Since Safe Lanes Systems has a limited operating history management determined to use par value as the value recognized for the transaction. Since the patent has a predetermined, finite life span, the cost of the asset will be recognized on a straight line basis over the remaining life of the patent. In addition each period the Company will evaluate the intangible asset for impairment. As of June 30, 2014 no impairment was deemed necessary.

                                            June 30,        December 31,
                                              2014              2013
                                          --------------   ---------------
Patents                                   $       2,527    $            -
Less: accumulated amortization                     (149)                -
                                          --------------   ---------------
                                          $       2,378    $            -
                                          ==============   ===============

Depreciation expense for the six months ended June 30, 2014 and 2013 was $149 and $0 respectively.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of the following at June 30, 2014, accounts payable of contract and professional fees payable of $16,200 and accrued liabilities of $74 and $0 at December 31, 2013.

UNSECURED, SHORT-TERM NOTES PAYABLE

The Company obtained an unsecured, short-term note of $250,000 at 4% from the original holder of the license to the Kone-General patent in the second quarter of 2014. As of June 30, 2014 the Company had received funding of $10,000 on the note payable and had recognized $74 in accrued interest expense.

STOCKHOLDERS' EQUITY

At June 30, 2014 , the Company was authorized to issue 450,000,000 shares of common stock, $0.0001 par value per share. In addition, 50,000,000 shares of $.0001 par value preferred stock were issued. As of June 30, 2014, 10,000,000 shares of Class A preferred super majority voting stock, $.0001 par value and 30,000,000 shares of Class "B" Preferred Convertible Non-Voting shares, $.0001 par value were authorized. All common stock shares have full dividend rights. However, it is not anticipated that the Company will be declaring distributions in the foreseeable future.

Upon formation, the Company sold the founder 2,000,000 shares of $0.0001 par value common stock for $1,000 cash. Also upon formation, the Company paid the founder stock based compensation for services rendered of 10,000,000 shares of $0.0001 par value Class "A" Preferred Super Majority Voting stock. These preferred shares have a stated value of par value of $0.0001, and were valued at $1,000. The holder of the Class Stock shall have the right to vote on any matter with holders of Common Stock and may vote as required on any action, which Colorado law provides may or must be approved by vote or consent of the holders of the specific series of voting preferred shares and the holders of common shares. The Record Holders of the Class "A" Preferred Shares shall have that number of votes equal to that number of common shares which is not less than 60% of the vote required to approve any action, which Colorado law provides may or must be approved by vote or consent of the holders of other series of voting preferred shares and the holders of common shares or the holders of other securities entitled to vote, if any

Upon execution of a patent sublicense agreement the Company issued 22,768,273 shares of its Class "B" Preferred Convertible Non-Voting stock to a trustee on behalf of shareholders of the original license agreement. These shares will convert into regular common stock upon the company registering the underlying shares with the SEC and listing of the shares on a recognized exchange.

(comment #30) Professional and contractor expenses are comprised of the following in the three and six months ended June 30, 2014:

                                          June 30, 2014
                                   ----------------------------
Contract management fees                     $16,200
Other professional fees                      $5,400
                                   ----------------------------
                                             $21,600
                                   ============================

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAX

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FISCAL YEAR

The Company employs a fiscal year ending December 31.

NET INCOME (LOSS) PER SHARE

The net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares of common outstanding. Warrants, stock options, and common stock issuable upon the conversion of the Company's preferred stock (if any), are not included in the computation if the effect would be anti-dilutive and would increase the earnings or decrease loss per share.

REVENUE RECOGNITION

The Company currently has no revenues. Revenue will be recognized on an accrual basis as earned once operations commence.

FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments, including cash and cash equivalents, as reported in the accompanying balance sheet, are stated at fair value.

GOING CONCERN AND MANAGEMENTS' PLANS

As shown in the accompanying financial statements for the period ended June 30, 2014, the Company has a limited operating history.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, however, the above conditions raise substantial doubt about the Company's ability to do so. The financial statements do not include any adjustment to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

The Company has plans in place to remove this threat through the issuance of notes payable and/or a private common stock offering. (comment #29) However, the Company will need to generate more than the expenses of the Offering in order to have enough capital to execute its business plan.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed all recently issued but not yet effective accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or results of operations. In June 2014, the FASB issued ASU 2014-10, "Development Stage Entities (Topic 915)". The guidance eliminates the definition of a development stage entity thereby removing the incremental financial reporting requirements from U.S. GAAP for development stage entities, primarily presentation of inception to date financial statements. The provision of the amendments are effective for the Company's calendar year 2014, however, early adoption is permitted and, accordingly, we have elected to implement the guidance in our second quarter 2014 financial statements.

RELATED PARTY TRANSACTIONS

The Company pays its Chief Executive Officer, Paul Dickman, through Mr Dickman's consulting company. For the year ended December 31, 2013 and quarter ended June 30, 2014, management fees were $0 and $16,200 respectively.

SUBSEQUENT EVENTS

The Company evaluates events and transactions after the balance sheet date but before the financial statements are issued. Through the date of this filing, the Company has received an additional $150,000 towards funding of its note payable and currently has a balance outstanding of $160,000.

Subsequent to year end the company executed an employment agreement with an individual to fulfill the role of Marketing VP. Part of the compensation package agreed upon was warrants exercisable at $0.20. Total potential compensation was three million (3,000,000) warrants with one million (1,000,000) warrants being vested upon employment agreement being executed and the other two million (2,000,000) warrants being vested upon the company reaching certain milestones.

F. SELECTED FINANCIAL INFORMATION
---------------------------------

Not applicable.

G. SUPPLEMENTARY FINANCIAL INFORMATION
--------------------------------------

Not applicable.

H. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR AUDITED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED HEREIN.(COMMENT #32) FORWARD-LOOKING STATEMENTS ARE STATEMENTS NOT BASED ON HISTORICAL INFORMATION AND WHICH RELATE TO FUTURE OPERATIONS, STRATEGIES, FINANCIAL RESULTS OR OTHER DEVELOPMENTS. FORWARD LOOKING STATEMENTS ARE NECESSARILY BASED UPON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND OUR CONTROL AND MANY OF WHICH, WITH RESPECT TO FUTURE BUSINESS DECISIONS, ARE SUBJECT TO CHANGE. THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON OUR BEHALF. WE DISCLAIM ANY OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS.

THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON THE COMPANY'S FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013, AND FOR EACH OF THE YEARS IN THE TWO-YEAR PERIOD THEN ENDED, INCLUDES A "GOING CONCERN" EXPLANATORY PARAGRAPH, THAT DESCRIBES SUBSTANTIAL DOUBT ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN.

PLAN OF OPERATIONS

We had no operations prior to September 2013 and we did not have any revenues during the years ended December 31, 2013. We did not recognize any income in the years ended December 31, 2013. We have minimal capital, moderate cash and only our intangible assets which consist of our business plan, relationships and contacts and sublicense agreement to manufacture and market the Kone General and Spring Cone. We are illiquid and need cash infusions from investors or shareholders to provide capital, or loans from any sources, none of which have been arranged nor assured.

Our plan of operations is as follows: (comment #25)

1st Quarter 2015

     We intend to utilize approximately 100,000 in capital to invest in prototypes pre-production, travel and engagement, deposits and initial marketing. Our important goals in this time period is to engage in a manufacturing agreements, and to commence marketing efforts.

     Our milestone in this time period will be whether we enter into a manufacturing agreement. We will need to raise additional debt or equity capital for funding during this period.

2nd Quarter 2015

     We intend to commence manufacturing on limited scale and continue marketing, upon established of a firm deliver date. We believe we will spend about $100,000 on marketing and general and administrative in this quarter. We will need to arrange funding for operations and for the product manufacturing through either debt or equity capital, probable through a private placement, but there is no committed source a this time.

     Our milestones will be whether we can achieve (1) limited manufacturing with a firm delivery date, and (2) whether we can achieve sales. If we are unable to achieve either or both of such milestones we will have to extend into the following quarter.

3rd Quarter 2015

     Increased sales emphasis will dominate our business assuming that the manufacturing relationship has been proven. We believe we will spend $150,000 on marketing and general and administrative. Our dominant milestone is the achievement of significant sales increases over prior quarter.

     We will need to achieve a private placement of debt or equity to continue our business efforts move of which is currently committed. If we have orders we hope to partially finance manufacturing with some type or accounts receivable financing, which is not yet arranged and of which there can be no assurance.

4th Quarter 2015

     Assuming any success in prior quarters with sales and deliveries, our emphasis in this quarter will again be to increase sales. We believe we will use approximately $250,000 on marketing and general and administrative. We will increase sales staff in expanded nationwide marketing efforts, with resulting expense increases.

     Our dominant milestones will be sales and deliveries from sales, and we intend to focus on continuing to build sales.

     We will need to seek private placements of debt or equity capital in order to fund operations, and there is no commitment to fund any amounts at this time.

Our Budget for operations in the next year is as follows:

--------------------------------------------------------------- -------------
Working capital                                                     $300,000
Marketing and sales                                                  250,000
General and administrative expenses                                  275,000
Audit and legal fees                                                  45,000
Offering commissions and expenses                                    130,000
--------------------------------------------------------------- -------------
Total expenses                                                    $1,000,000
--------------------------------------------------------------- -------------

The Company may change any or all of the budget categories in the execution of its business model. None of the line items are to be considered fixed or unchangeable. The Company may need substantial additional capital to support its budget.

We intend to conduct a private offering raise up to one million dollars ($1,000,000) in the next twelve months with a structure not yet determined as debt or equity. As of August 27, 2014, the Company had sold no shares. We cannot give any assurances that we will be able to raise the full $1,000,000 to fund the budget. Further, we will need to raise additional funds to support not only our expected budget, but our continued operations. We cannot make any assurances that we will be able to raise such funds or whether we would be able to raise such funds with terms that are favorable to us.

Our independent registered public accounting firm's report on our financial statements as of December 31, 2014, includes a "going concern" explanatory paragraph that describes substantial doubt about our ability to continue as a going concern.

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

Our Budget for operations in next year is as follows:


Working capital                                                     $300,000
Marketing and sales                                                  250,000
General and administrative expenses                                  275,000
Audit and legal fees                                                  45,000
Offering commissions and expenses                                    130,000
                                                                -------------
Total expenses                                                    $1,000,000


We will need substantial additional capital to support our proposed future traffic cone (comment #16) operations. We have NO revenues. We have NO committed source for any funds as of date here. No representation is made that any funds will be available when needed. In the event funds cannot be raised when needed, we may not be able to carry out our business plan, may never achieve sales or royalty income, and could fail in business as a result of these uncertainties. If our initial prospect appears uneconomical after evaluation we will seek other prospects it the area to acquire or farm into.

We many also consider a private placement or public offering of our common stock, if the market conditions allow at the time. No price, schedule or terms for such an offering has been determined at this time. We expect to expend funds on a quarterly basis, as follows:

3rd Quarter 2014                                        $50,000
4th Quarter 2014                                        150,000
1st Quarter 2015                                        350,000
2nd Quarter 2015                                        450,000
                                                    ------------
TOTAL                                                $1,000,000


RESULTS OF OPERATIONS

FOR THE YEAR ENDED  DECEMBER  31, 2013  COMPARED TO THE YEAR ENDED  DECEMBER 31,
2012

During the year ended December 31, 2013 and 2012, we did not have revenues or expenses due to our lack of operations, as explained above.

FOR THE SIX MONTHS ENDED JUNE 30, 2014 COMPARED TO THE SIX MONTH ENDED JUNE 30, 2013

During the six months ended June 30, 2014 and 2013, the Company did not recognize any revenues from it operational activities. Management does not anticipate recognizing any revenues until the fourth quarter of 2014.

During the six months ended June 30, 2014, the Company incurred operational expenses of $23,650. During the six months ended June 30, 2013, the Company incurred operational expenses of $0 as the Company was not in existence in the six months ended June 30, 2013.

During the six months ended June 30, 2014, the Company recognized a net loss of $23,724 compared to a net loss of $0 during the six months ended June 30, 2013.

LIQUIDITY

DECEMBER 31, 2013 (comment #33)

We had $3,684 cash at December 31, 2013. Our only other asset at June 30, 2014 was the intangible sublicense agreement to Manufacture and Market the Kone General and Spring Cone. We will be reliant upon shareholder loans or private placements of our equity and debt to fund any kind operations. We have secured a commitment to fund $250,000 in debt from the original license holder, Superior Traffic Control's Inc. to fund our initial operations. As of the date of this filing they have funded $160,000 of that obligation.

JUNE 30, 2014

At June 30, 2014, the Company had total current assets of $3,684, consisting of $3,684 in cash. At June 30, 2014, total current liabilities were $26,277, consisting of $16,274 in accounts payable and accrued expenses, and $10,000 due to our note holders. At June 30, 2014, the Company had working capital deficit of $22,590.

During the six months ended June 30, 2014, the Company used $7,316 in funds in it operational activities. During the six months ended June 30, 2014, the Company recognized a net loss of $23,724 which was adjusted for $134 in amortization expense. During the six months ended June 30, 2013, the Company used $0 in its operations as it had not begun operations at that time.

During the six months ended June 30, 2014, the Company generated $10,000 in its financing activities, from payment on loan obligation from Superior Traffic Controls, discussed above.

On April 1, 2014 the Company entered into a note payable with Superior Traffic Controls, Inc. The Note Payable, with a face value of $250,000, bears interest at 4% per annum and matures on March 31, 2015. At June 30, 2014 and December 31, 2013, the convertible advance was recorded at $10,000 and $0, respectively. Accrued interest related to this advance was $74 and $0 at June 30, 2014 and December 31, 2013, respectively, and is included in accounts payable and accrued expenses on the balance sheet.

SHORT TERM.

On a short-term basis, we do not generate any revenue or revenues sufficient to cover operations. Based on prior history, we will continue to have insufficient revenue to satisfy current and recurring liabilities as it seeks explore.

No commitments to provide additional funds have been made by our management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to us to allow it to cover our expenses as they may be incurred.

CAPITAL RESOURCES

We have only common stock and notes payable as our capital resource.

NEED FOR ADDITIONAL FINANCING

We do not have capital sufficient to meet our cash needs. We will have to seek loans or equity placements to cover such cash needs. Once full business operations commences, our needs for additional financing is likely to increase substantially.

(comment #33) Within the next twelve months we will need to secure an additional $1,000,000 in financing to implement our plan of operations. After the twelve month period we will need to secure an additional $1,500,000 in financing to fully implement our plan of operations. If we are unable to secure required funding, it may be unable to continue operations.

No commitments, excluding the $250,000 note payable, have been made to provide additional by our management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to us to allow it to cover our expenses as they may be incurred.

MATERIAL AGREEMENTS (comment #9)

We have a License (Master IP License) which requires us to commence Sales and Manufacture under the License by January 1, 2016. Similarly our Sub License (non exclusive) provides that we must commence sales/manufacturing by January 1, 2016. We have no assurance that we can achieve such requirements given our limited capital and staff.

CRITICAL ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

IMPAIRMENT OF LONG-LIFE ASSETS

In accordance with ASC Topic 360, the Company reviews its long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset.

INTANGIBLE ASSETS, PATENTS

The Company accounts for its patent sub-license in accordance with ASC 350-30-30 "Intangibles - goodwill and other" and 805-50-30 and 805-50-15 related to "Business Combinations" by recognizing the fair value to the amount paid by the company for the asset at the time of purchase. Since Safe Lanes Systems has a limited operating history management determined to use par value as the value recognized for the transaction. Since the patent has a predetermined, finite life span, the cost of the asset will be recognized on a straight line basis over the remaining life of the patent. In addition each period the Company will evaluate the intangible asset for impairment.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAX

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FISCAL YEAR

The Company employs a fiscal year ending December 31.

NET INCOME (LOSS) PER SHARE

The net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares of common outstanding. Warrants, stock options, and common stock issuable upon the conversion of the Company's preferred stock (if any), are not included in the computation if the effect would be anti-dilutive and would increase the earnings or decrease loss per share.

REVENUE RECOGNITION

The Company is currently in the Development stage and has no revenues. Revenue will be recognized on an accrual basis as earned once operations commence.

FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments, including cash and cash equivalents, as reported in the accompanying balance sheet, are stated at fair value.

STOCK-BASED COMPENSATION

The Company adopted the provisions of and accounts for stock-based compensation using an estimate of value in accordance with the fair value method. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which generally is the vesting period. The Company elected the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation method applies to new grants and to grants that were outstanding as of the effective date and are subsequently modified.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of accounts payable is considered to be representative of respective fair values because of the short-term nature of these financial instruments.

I. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES
--------------------------------------------------------------------------------

Not applicable.

J. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
-------------------------------------------------------------

Not applicable.

K. DIRECTORS AND EXECUTIVE OFFICERS
-----------------------------------

    NAME        AGE           POSITION                        TERM
--------------- --- ------------------------------------ ----------------

Paul D. Dickman 34  Chief Executive Officer, President,
                    Chief Financial Officer,                  Annual
                    Director and Chairman

Michael Zalle   39  Vice-President of Marketing               Annual


Our officers are elected by the board of directors at the first meeting after each annual meeting of our stockholders and hold office until their successors are duly elected and qualified under our bylaws.

The directors named above will serve until the next annual meeting of our stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors absent any employment agreement. There is no arrangement or understanding between our directors and officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

BIOGRAPHICAL INFORMATION

PAUL D. DICKMAN, CHIEF EXECUTIVE OFFICER, PRESIDENT, CHIEF FINANCIAL OFFICER DIRECTOR AND CHAIRMAN OF THE BOARD SINCE INCEPTION (SEPTEMBER 10, 2013)

Paul D. Dickman, age 34, started his career in retail sales and then developed his expertise in the accounting profession through his work as an auditor and consultant with several large, regional public accounting firms. He started his career with Cherry Bekaert & Holland in Greenville, SC, where he was employee from 2003 to 2005. He then worked for Hein and Associates, LLP from 2005 through 2008. From 2008 to 2010 he worked for the commercial real estate investment firm, Northstar Commercial Partners, LLC as a property/project manager. Mr. Dickman, started his own professional service firm in 2010 with a focus on assisting small private companies raise capital and manage the transition from being privately owned to publicly owned and traded.

Paul Dickman graduated with a Bachelor of Science degree in Financial Management from Bob Jones University before completing his CPA certification in 2005 in South Carolina. In addition to studying finance and accounting, he received a minor in Communications and was highly involved in scholastic debate throughout his educational years.

Mr. Dickman has served as the Chief Financial Officer for the publicly traded company Chineseinvestors.com, Inc. from 2009 through 2014, during which time they raised over $3,000,000 in equity investment. In addition, Mr. Dickman is a partial owner of a railroad track construction company and several other businesses where he has held various managerial rolls.

MICHAEL ZALLE, VICE-PRESIDENT OF MARKETING SINCE INCEPTION (SEPTEMBER 10, 2013)

Mr. Zalle, age 39, has been Vice President Sales and Marketing / Board of Directors Member for Squire Tech Solutions, LLC from 2008 to Present. Squire Tech Solutions provides managed satellite networks and remote mobility for critical commercial and public safety requirements. From 2002-2008 he was a Director of Sales with IP Access International of San Juan Capistrano, California. Mr. Zalle attended San Francisco State University/Cal State Long Beach studying Business Management (1993-1995). He attended Long Beach State University (1997-1999), Business Management Undergraduate Studies. He then attended Pepperdine University, The George L. Graziadio School of Business and Management (1999-2000).

Michael Zalle has 20+ years of sales, marketing, and business development management in demanding sales environments.

                         OTHER ADVISORS AND CONSULTANTS

ALAN SAULSBURY

Mr. Saulsbury was a fourth generation fire fighter, and has been involved with the fire service since early childhood; his career has spanned over 50 years in many facets of the industry. After attending Oklahoma State University School of Fire Protection, he joined Improved Risk Mutual Insurance as a fire protection engineer for 9 years. He was a firefighter in Stillwater, Oklahoma and is presently a 'life member' of the Homer, N.Y. Fire Department.

He has held an  active  involvement  for over 35 years  with the Fire  Apparatus
Manufacturers' Association (FAMA), served as Technical Committee chair person, President and Board Member. For over 30 years, has been taken an extremely active role in the NFPA #1901 apparatus committee and chaired and developed the NPFA #1911 Standard for In-Service Fire Apparatus Testing and Maintenance and presently attends all meetings and participates in task committee activities on several standards. He has a working knowledge of NFPA #1901, #1906, #414, #1911, and #1912 standards.

Presently, Mr. Saulsbury is President of Fire Apparatus Consulting Services in Homer, New York. The company specializes in professional consulting services for several fire apparatus and fire equipment manufacturers in North America.

CONFLICTS OF INTEREST - GENERAL.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time, efforts and corporation opportunity, involved in participation with such other business entities. While the officers and directors of our business are engaged full time in our business activities, the amount of time they devote to other business may be up to approximately 30 hours per week.

CONFLICTS OF INTEREST - CORPORATE OPPORTUNITIES

Certain of our officers and directors may be directors and/or principal stockholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, our officers and directors may in the future participate in business ventures, which could be deemed to compete directly with us. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event our officers or directors are involved in the management of any firm with which we transact business. Our Board of Directors has adopted a policy that we will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the Board of Directors could elect to change this policy, the Board of Directors has no present intention to do so. In addition, if we and other companies with which our officers and directors are affiliated both desire to take advantage of a potential business opportunity, then the Board of Directors has agreed that said opportunity should be available to each such company in the order in which such companies registered or became current in the filing of annual reports under the Exchange Act subsequent to January 1, 2013.

Our officers and directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by our officers and directors which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to our officers and directors to acquire their shares creates a potential conflict of interest for them in satisfying their fiduciary duties to us and our other stockholders. Even though such a sale could result in a substantial profit to them, they would be legally required to make the decision based upon the best interests of us and our other stockholders, rather than their own personal pecuniary benefit.

STAFFING

As of August 27, 2014, we have no employees and 2 independent consultants. Our officers are now spending part-time in this business - up to 10 hours per week. This lean staffing is possible in this phase because of our determination to outsource most operating functions. Our staff positions will be filled as budget allows and business demands require, and the positions may be altered in response to business needs.

L. EXECUTIVE AND DIRECTORS COMPENSATION
---------------------------------------

                                  COMPENSATION

The following table sets forth certain information concerning compensation of the President and our most highly compensated executive officers for the fiscal year ended December 31, 2013:

                                     SUMMARY EXECUTIVES COMPENSATION TABLE
                                                 IN DOLLARS

-------------------- -------- --------- ------ -------- -------- ------------ -------------- ------------ ---------
                                                                 Non-equity   Non-qualified
                                                                  incentive     deferred
                              Contract         Stock    Option      plan      compensation    All other
Name & Position               Payments  Bonus  awards   awards   compensation   earnings     compensation  Total
                     Year       ($)      ($)     ($)    ($)          ($)           ($)           ($)        ($)
-------------------- -------- --------- ------ -------- -------- ------------ -------------- ------------ ---------
Paul D. Dickman,      2013       -        -     1,000      -          -             -             -        $1,000
CEO, President,
Chairman (1)(2)
-------------------- -------- --------- ------ -------- -------- ------------ -------------- ------------ ---------
Michael Zalle,
Vice-President of     2013       -        -       -        -          -             -             -          -
Marketing
-------------------- -------- --------- ------ -------- -------- ------------ -------------- ------------ ---------

     (1) Safe Lane Systems, Inc. was incorporated on September 10, 2013. As Founder, Mr. Dickman received 10,000,000 shares of Class "A" Preferred Super Voting Majority shares at par value of $0.0001 par value.

     (2) The $1,000 stock award to Mr. Dickman of 10,000,000 shares of Class "A" Preferred Super Voting Majority shares were calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 per disclosure on the 12/31/13 audited financial statements, notes to the financial statements, "Statement of Stockholders' Equity (Deficit). These Class "A" Preferred shares represent no underlying ownership of the company itself, and are solely a voting interest in the Company, bear no dividends, and have no market value as none of our shares, preferred or common are traded n any venue, therefore they were valued based upon the stated value within the certificate of designation approved by our Company board. (comment #34)

                   OPTION/SAR GRANTS IN THE LAST FISCAL YEAR


Subsequent to June 30, 2014, we engaged Michael Zalle and issued 1,000,000 shares of common stock to him with unvested Options for 2,000,000 shares subject to continued engagement as an officer and successful sales efforts. (comment #34)








                  (REMAINDER OF PAGE LEFT BLANK INTENTIONALLY)


                  OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth certain information concerning outstanding equity awards held by the Chief Executive Officer, Chief Financial and the Company's most highly compensated executive officers for the fiscal year ended December
31, 2013 (the "Named Executive Officers"):

------------ ---------------------------------------------------------- -----------------------------------------
                                   OPTION AWARDS                                      STOCK AWARDS
------------ ------------ ------------- ----------- --------- --------- ---------- --------- --------- ----------
                                                                                             Equity     Equity
                                                                                            incentive  incentive
                                                                                               plan      plan
                                                                                              awards:   awards:
                                                                                    Market    Number    Market
                                                                                     value      of        or
                                         Equity                                      of      unearned   payout
                                        incentive                                   shares    shares,  value of
                                          plan                            Number     of        units   unearned
                                         awards:                            of       units      or      shares,
              Number of                 Number of                         shares      of       other   units or
             securities    Number of    securities                       or units   stock     rights    others
             underlying    securities   underlying                       of stock    that      that     rights
             unexercised   underlying   unexercised  Option                that      have      have      that
               options    unexercised   unearned    exercise    Option   have not     not       not     have not
                 (#)      options (#)    options     price    expiration  vested    vested    vested     vested
   Name      exercisable  unexercisable    (#)        ($)        date       (#)       ($)       (#)        ($)
------------ ------------ ------------- ----------- --------- --------- ---------- --------- --------- ----------
Paul D.           0            0            0          0         0          0         0         0          0
Dickman,
CEO,
President
and
Chairman
------------ ------------ ------------- ----------- --------- --------- ---------- --------- --------- ----------
Michael       1,000,000        0            0          0         0      2,000,000     0         0          0
Zalle,
Vice-President
of
Marketing
------------ ------------ ------------- ----------- --------- --------- ---------- --------- --------- ----------

                              DIRECTOR COMPENSATION

All of the Company's officers and/or directors will continue to be active in other companies. All officers and directors have retained the right to conduct their own independent business interests.

The Company does not pay any Directors fees for meeting attendance.

The following table sets forth certain information concerning compensation paid to the Company's directors during the year ended December 31, 2013:

-------------- ------- ------------ ---------- --------- ---------------- ----------------- ---------------- ----------
                          FEES                                             NON-QUALIFIED
                        EARNED OR                          NON-EQUITY         DEFERRED
    NAME       YEAR      PAID IN    STOCK      OPTION    INCENTIVE PLAN     COMPENSATION       ALL OTHER
                (1)       CASH       AWARDS    AWARDS     COMPENSATION        EARNINGS       COMPENSATION      TOTAL
                           ($)         ($)       ($)           ($)              ($)               ($)           ($)
-------------- ------- ------------ ---------- --------- ---------------- ----------------- ---------------- ----------
Paul D.         2013      $-0-        $-0-       $-0-         $-0-              $-0-             $-0-          $-0-
Dickman
-------------- ------- ------------ ---------- --------- ---------------- ----------------- ---------------- ----------

(1)      Safe Lane Systems, Inc. was incorporated on September 10, 2013.

EMPLOYMENT AGREEMENTS

We have employment/consultant agreements as of August 27, 2014, with our key officers, as listed below. Described below are the compensation packages our Board approved for our executive officers. The compensation agreements were approved by our board based upon recommendations conducted by the board.

                                                             STOCK OPTIONS
--------------- ----------------------- -------------- -------------------------
                                           ANNUAL
        NAME           POSITION         COMPENSATION       VESTED      UNVESTED
--------------- ----------------------- -------------- ------------  -----------
Paul D. Dickman CEO, President,           $60,000 (2)         0            0
                Director and Chairman
--------------- ----------------------- -------------- ------------  -----------
Michael Zalle   Vice-President of         $60,000        1,000,000    2,000,000
                Marketing                                 @ $0.20     @$0.20 (1)
--------------- ----------------------- -------------- ------------  -----------

     (1) Subsequent to June 30, 2014, we engaged Michael Zalle and issued 1,000,000 shares of common stock to him with unvested Options for 2,000,000 shares subject to continued engagement as an officer and successful sales efforts.

     (2) Mr. Dickman is also entitled to an administrative fee of 8% of total billings. (comment #42)


EMPLOYMENT  CONTRACTS  AND  TERMINATION  OF  EMPLOYMENT  AND   CHANGE-IN-CONTROL
ARRANGEMENTS

There are employment contracts, compensatory plans or arrangements, including payments to be received from us, with respect to any of our directors or executive officers which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with us. These agreements do not provide for payments to be made as a result of any change in control of us, or a change in the person's responsibilities following such a change in control.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our board of directors in our entirety acts as the compensation committee for Safe Lane Systems, Inc.

All of our officers and/or directors will continue to be active in other companies. All officers and directors have retained the right to conduct their own independent business interests.

It is possible that situations may arise in the future where the personal interests of the officers and directors may conflict with our interests. Such conflicts could include determining what portion of their working time will be spent on our business and what portion on other business interest. To the best ability and in the best judgment of our officers and directors, any conflicts of interest between us and the personal interests of our officers and directors will be resolved in a fair manner which will protect our interests. Any transactions between us and entities affiliated with our officers and directors will be on terms which are fair and equitable to us. Our Board of Directors intends to continually review all corporate opportunities to further attempt to safeguard against conflicts of interest between their business interests and our interests.

We have no intention of merging with or acquiring an affiliate, associated person or business opportunity from any affiliate or any client of any such person.

M. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AS OF AUGUST 27, 2014
--------------------------------------------------------------------------------

The following table sets forth information with respect to the beneficial ownership of Safe Lane System's outstanding common stock by:

     o each person who is known by Safe Lane Systems to be the beneficial owner of five percent (5%) or more of Safe Lane Systems common stock;
     o Safe Lane Systems Chief Executive Officer and financial officer, its other executive officers, and each director as identified in the "Management -- Executive Compensation" section; and
     o    all of the Company's directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of the date of this document into shares of the Company's common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information below is based on the number of shares of Safe Lane System's common stock that we believe was beneficially owned by each person or entity as of August 27, 2014.

                                        OFFICERS AND DIRECTORS

    TITLE OF CLASS             NAME OF BENEFICIAL OWNER (1)         AMOUNT AND NATURE
                                                                      OF BENEFICIAL      PERCENT OF
                                                                          OWNER           CLASS (2)
----------------------- ------------------------------------------- ------------------- ---------------
Common shares           Paul D. Dickman, CEO, President, Director       2,000,000            8%
                        and Chairman

Common shares           Michael Zalle, Vice-President of                    0                0
                        Marketing (3)
----------------------- ------------------------------------------- ------------------- ---------------
Common shares           All Directors and Executive Officers as a       2,000,000            8%
                        Group (2 persons)
-----------------------                                             ------------------- ---------------

     (1) The address of each person listed below, unless otherwise indicated, is c/o Safe Lane Systems, Inc., 1624 Market Street, Suite #202, Denver, Colorado 80202.
     (2) Based upon 24,768,273 shares issued and outstanding on a fully diluted basis and conversion of the Class "B" Preferred Convertible Non-Voting Stock.
     (3) Mr. Zalle has 1,000,000 shares vested at $0.20 per share and 2,000,000 shares unvested at $0.20 per share.

                                GREATER THAN 5% STOCKHOLDERS

                                                                    AMOUNT AND NATURE     PERCENT OF
                                                                      OF BENEFICIAL
    TITLE OF CLASS               NAME OF BENEFICIAL OWNER                 OWNER           CLASS (1)
----------------------- ------------------------------------------- ------------------- ---------------
Common shares           Paul D. Dickman, CEO, President and              2,000,000          8%
                        Chairman (2)
----------------------- ------------------------------------------- ------------------- ---------------
Common shares           STC Plan of Distribution - Jeff Huitt,          22,768,273         91.9%
                        Trustee

-----------------------
     (1) Based upon 24,768,273 shares issued and outstanding on a fully diluted basis and conversion of the Class "B" Preferred Convertible Non-Voting Stock.

Rule 13d-3 under the Securities Exchange Act of 1934 governs the determination of beneficial ownership of securities. That rule provides that a beneficial owner of a security includes any person who directly or indirectly has or shares voting power and/or investment power with respect to such security. Rule 13d-3 also provides that a beneficial owner of a security includes any person who has the right to acquire beneficial ownership of such security within sixty days, including through the exercise of any option, warrant or conversion of a security. Any securities not outstanding which are subject to such options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person. Those securities are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

N. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, PROMOTERS AND CONTROL PERSONS
-----------------------------------------------------------------------------

Other than the stock transactions discussed above, we have not entered into any transaction nor are there any proposed transactions in which any founder, director, executive officer, significant shareholder of our company or any member of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

No person who may, in the future, be considered a promoter of this offering, will receive or expect to receive assets, services or other considerations from us except those persons who are our salaried employees or directors. No assets will be, nor expected to be, acquired from any promoter on behalf of us. We have not entered into any agreements that require disclosure to the shareholders.

We have employment agreements as of August 27, 2014, with our key officers, as listed below. Described below are the compensation packages our Board approved for our executive officers. The compensation agreements were approved by our board based upon recommendations conducted by the board.

During the period of September 10, 2013 (inception) through December 31, 2013, we issued 2,000,000 shares of our common stock to the CEO and Chairman and founder, Paul D. Dickman, at a sale price of $0.0005 per share. Subsequent to June 30, 2014, we engaged Michael Zalle and issued 1,000,000 warrants to purchase our shares of common stock at $0.20 and additional unvested Warrants to purchase 2,000,000 shares subject to continued engagement as an officer and successful sales efforts milestones.

(1) Safe Lane Systems, Inc. was incorporated on September 10, 2013. As Founder, Mr. Dickman received 10,000,000 shares of Class "A" Preferred Super Voting Majority shares at par value of $0.0001 par value.

(comment #34) The $1,000 stock award to Mr. Dickman of 10,000,000 shares of Class "A" Preferred Super Voting Majority shares were calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 per disclosure on the 12/31/13 audited financial statements, notes to the financial statements, "Statement of Stockholders' Equity (Deficit). These Class "A" Preferred shares represent no underlying ownership of our Company itself, and are solely a voting interest in our Company, bear no dividends, and have no market value as none of our shares, preferred or common are traded n any venue, therefore they were valued based upon the stated value within the certificate of designation approved by our Company board.


                   OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

(comment #34) Subsequent to June 30, 2014, we engaged Michael Zalle and issued 1,000,000 shares of common stock to him with unvested Options for 2,000,000 shares subject to continued engagement as an officer and successful sales efforts.

The additional major factors that were included in determining the initial sales price to our founders were the lack of liquidity since there was no present market for our stock and the high level of risk considering our lack of operating history.

                                                             STOCK OPTIONS
--------------- ----------------------- -------------- -------------------------
                                           ANNUAL
     NAME              POSITION         COMPENSATION       VESTED      UNVESTED
--------------- ----------------------- -------------- ------------  -----------
Paul D. Dickman CEO, President,           $60,000 (3)         0            0
                Director and Chairman
--------------- ----------------------- -------------- ------------  -----------
Michael Zalle   Vice-President of         $60,000        1,000,000    2,000,000
                Marketing                                 @ $0.20     @$0.20 (1)
--------------- ----------------------- -------------- ------------  -----------

     (1) Subsequent to June 30, 2014, we engaged Michael Zalle and issued 1,000,000 shares of common stock to him with unvested Options for 2,000,000 shares subject to continued engagement as an officer and successful sales efforts.

     (2) Mr. Dickman is also entitled to an administrative fee of 8% of total billings. (comment #42)

DIRECTOR INDEPENDENCE

Our board of directors undertook its annual review of the independence of the directors and considered whether any director had a material relationship with us or our management that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, the board of directors affirmatively determined that Messrs. Dickman and Zalle are not "independent" as such term is used under the rules and regulations of the Securities and Exchange Commission.

There are no promoters being used in relation to this offering. No person who may, in the future, be considered a promoter of this offering, will receive or expect to receive assets, services or other considerations from us. No assets will be, nor expected to be, acquired from any promoter on behalf of us. We have not entered into any agreements that require disclosure to the shareholders.

ITEM 11A. MATERIAL CHANGES
--------------------------

None.

ITEM 12. INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
----------------------------------------------------------

Not applicable (comment #35).

ITEM 12A. DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
--------------------------------------------------------------------------------

The Colorado Business Corporation Act requires us to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Colorado Business Corporation Act permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of us and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.

The Colorado Business Corporation Act prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Colorado Business Corporation Act may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law.

The Colorado Business Corporation Act also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

According to our bylaws, we are authorized to indemnify our directors to the fullest extent authorized under Colorado Law subject to certain specified limitations.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions or otherwise, we are advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                     [OUTSIDE BACK COVER PAGE OF PROSPECTUS]
                     DEALER PROSPECTUS DELIVERY REQUIREMENTS


EACH DEALER MUST DELIVER A PROSPECTUS TO THE PURCHASER OF THESE SECURITIES AT OR PRIOR TO SALE. (COMMENT #36)


PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
-----------------------------------------------

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
----------------------------------------------------

We have expended, or will expend fees in relation to this registration statement as detailed below:
================================================================= ===========
                  EXPENDITURE ITEM                                   AMOUNT
----------------------------------------------------------------- -----------
Attorney Fees                                                        $35,000
----------------------------------------------------------------- -----------
Audit Fees                                                            $7,500
----------------------------------------------------------------- -----------
Transfer Agent Fees                                                   $2,000
----------------------------------------------------------------- -----------
SEC Registration and Blue Sky Registration fees (estimated)           $1,000
----------------------------------------------------------------- -----------
Printing Costs and Miscellaneous Expenses (estimated)                 $1,500
----------------------------------------------------------------- -----------
TOTAL                                                                $47,000
================================================================= ===========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

Our officers and directors are indemnified as provided by the Colorado Revised Statutes and the bylaws.

Under the Colorado Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation. Our Articles of Incorporation do not specifically limit the directors' immunity. Excepted from that immunity are: (a) a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our bylaws provide that it will indemnify the directors to the fullest extent not prohibited by Colorado law; provided, however, that we may modify the extent of such indemnification by individual contracts with the directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law,
(b) the proceeding was authorized by the board of directors, (c) is provided by us, in sole discretion, pursuant to the powers vested under Colorado law or (d) is required to be made pursuant to the bylaws.

Our bylaws provide that it will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of us, or is or was serving at the request of us as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the bylaws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer except by reason of the fact that such officer is or was our director in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of us.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

We have sold securities since inception (September 10, 2013) without registering the securities under the Securities Act of 1933 as shown in the following tables:

SHARES ISSUED IN PRIVATE OFFERINGS

Since our inception in September 10, 2013 through August 27, 2014, we have issued shares of our common stock in offerings as set forth below.

------------------------------ ------------- -----------------------------------
  NUMBER OF SHARES & CLASS     CONSIDERATION               NAME
------------------------------ ------------- -----------------------------------
2,000,000 Common                  $1,000     Paul D. Dickman, CEO, President,
                                             Director and Chairman
------------------------------ ------------- -----------------------------------

SHARES ISSUED FOR COMPENSATION OR SERVICES

Since our inception, September 10, 2013 through August 27, 2014, we have issued shares of our stock in exchange for services to the individuals and the amounts set forth below.

--------------------------- ---------------- ----------------------------------
 NUMBER OF SHARES & CLASS   CONSIDERATION                  NAME
--------------------------- ---------------- ----------------------------------
10,000,000 Class "A" Super  Founder Services Paul D. Dickman, CEO, President,
Majority Voting Preferred                    Director and Chairman
--------------------------- ---------------- ----------------------------------

EXEMPTION FROM REGISTRATION CLAIMED

All of the sales by us of the unregistered securities listed immediately above were made by us in reliance upon Section 4(a)(5) of the Act. The individual listed above received the unregistered securities as our management. He was founder and had access to all material information. The unregistered securities were acquired for investment purposes and not with a view toward distribution, acknowledging such intent. All certificates or agreements representing such securities were issued containing restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.

--------------------------------- -------------- -----------------------
   NUMBER OF SHARES & CLASS       CONSIDERATION           NAME
--------------------------------- -------------- -----------------------
22,768,273 Class "B" Non-Voting     Licenses       Jeff Huitt, Trustee
Convertible Preferred
--------------------------------- -------------- -----------------------

We issued to Jeff Huitt, Trustee, under a Plan of Liquidation 22,768,273 Class "B" Non-Voting Convertible Preferred Shares.

All of the sales by us of the unregistered securities listed immediately above were made by us in reliance upon Section 4(a)(5) of the Act in consideration of Licenses. The individual listed above received the unregistered securities as our management. He was founder and had access to all material information. The unregistered securities were acquired for investment purposes and not with a view toward distribution, acknowledging such intent. All certificates or agreements representing such securities were issued containing restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
---------------------------------------------------


-------------- ------------------------------------------------------------------------ ---------------------------
 EXHIBIT NO.                                 DESCRIPTION
-------------- ------------------------------------------------------------------------ ---------------------------
3(i).1         Articles of Incorporation of Safe Lane Systems, Inc. - 9/10/13           Previously Filed
-------------- ------------------------------------------------------------------------ ---------------------------
3(i).2         Articles of Amendment - 8/18/14                                          Previously Filed
-------------- ------------------------------------------------------------------------ ---------------------------
3(i).3         Articles of Amendment - 8/19/14                                          Previously Filed
-------------- ------------------------------------------------------------------------ ---------------------------
3(ii).1        Bylaws of Safe Lane Systems, Inc.                                        Previously Filed
-------------- ------------------------------------------------------------------------ ---------------------------
5.1            Opinion re: Legality                                                     Filed Herewith
-------------- ------------------------------------------------------------------------ ---------------------------
10.1           Master I.P. License with Superior Traffic Controls, Inc.                 Previously Filed
-------------- ------------------------------------------------------------------------ ---------------------------
10.2           Sub-License Agreement with Superior Traffic Controls, Inc.               Previously Filed
-------------- ------------------------------------------------------------------------ ---------------------------
10.3           Employment Agreement with Paul D. Dickman, CEO, President, Director      Previously Filed
               and Chairman
-------------- ------------------------------------------------------------------------ ---------------------------
10.4           Employment Agreement with Michael Zalle, Vice-President of Marketing     Previously Filed
-------------- ------------------------------------------------------------------------ ---------------------------
10.5           Certificate of Designation of Class "A" Preferred Super Majority         Previously Filed
               Voting Stock
-------------- ------------------------------------------------------------------------ ---------------------------
10.6           Certificate of Designation of Class "B" Preferred Convertible            Previously Filed
               Non-Voting Stock
-------------- ------------------------------------------------------------------------ ---------------------------
10.7           Form of Promissory Note from Safe Lane Systems, Inc. to Superior         Previously Filed
               Traffic Controls, Inc.
-------------- ------------------------------------------------------------------------ ---------------------------
10.8           Form of Warrant                                                          Previously Filed
-------------- ------------------------------------------------------------------------ ---------------------------
10.9           Plan of Liquidation                                                      Previously Filed
-------------- ------------------------------------------------------------------------ ---------------------------
10.10          Amendment to Master IP License                                           Filed Herewith
-------------- ------------------------------------------------------------------------ ---------------------------
10.11          Sub-License Agreement with Superior Traffic Controls, Inc. (executed     Filed Herewith
               copy)
-------------- ------------------------------------------------------------------------ ---------------------------
10.12          Amended Plan of Liquidation                                              Filed Herewith
-------------- ------------------------------------------------------------------------ ---------------------------
23.1           Consent of Attorney                                                      Filed Herewith
-------------- ------------------------------------------------------------------------ ---------------------------
23.2           Consent of Independent Registered Public Accounting Firm                 Filed Herewith
-------------- ------------------------------------------------------------------------ ---------------------------
99.1           Graphics, (a), (b), (c), (d) and (e)                                     Filed Herewith
-------------- ------------------------------------------------------------------------ ---------------------------
99.2           Graphics, (f), (Fig. 3), (Fig. 5), (Fig. 6), (Fig. 7)                    Filed Herewith
-------------- ------------------------------------------------------------------------ ---------------------------

     (1)  Incorporated by reference from the exhibits  included in the Company's
          Form  S-1  filed   with  the   Securities   and   Exchange  Commission
          (www.sec.gov), dated August 28, 2014.

ITEM 17. UNDERTAKINGS
---------------------

We hereby undertake the following:
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (a) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

     (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

     (c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the Offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of the directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of the directors, officers, or controlling persons in connection with the securities being registered, we will unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

For the purposes of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(comment #37) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on November 14, 2014.

                             SAFE LANE SYSTEMS, INC.


/s/ Paul D. Dickman                                           November 14, 2014
-------------------------------------------------------------
Paul D. Dickman
(Chief Executive Officer, President, Chief Financial
Officer and Principal Accounting Officer and Principal
Executive Officer)



In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

/s/ Paul D. Dickman                                           November 14, 2014
------------------------------------------------------------
Paul D. Dickman, Chief Executive Officer, President,
Principal Executive Officer, Chief Financial Officer,
Principal Accounting Officer, and Chairman of the Board
of  Directors (comment #38)

                                   EXHIBIT 5.1
                                  EXHIBIT 23.1


                               MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                         303-422-8127 * 303-431-1567 fax
                                MALATTYCO@AOL.COM


                                November 14, 2014

Safe Lane Systems, Inc.
1624 Market Street, Suite #202
Denver, CO  80202

Re: Registration Statement on Form S-1 for common shares of Safe Lane Systems, Inc.

Gentlemen:

         At your request, I have examined Registration Statement No. 333-198435 which is being filed with the Securities and Exchange Commission ("SEC"), on Form S-1/A (the "Registration Statement"), in connection with the registration under the Securities Act of 1933, as amended, of:

     (a) 22,768,273 common shares to be distributed to Distributees under Plan of Liquidation (in conversion of Class "B" Preferred)

     (b)  22,768,273 shares of common stock for resale by Distributees

         In rendering the following opinion, I have examined and relied upon the documents, and certificates of officers and directors of the Company as are specifically described below, (comment #39) as well as other documents necessary for the rendering of this opinion. In my examination, I have assumed the genuineness of all signatures, the authenticity, accuracy and completeness of the documents submitted to me as originals, and the conformity with the original documents of all documents submitted to me as copies. My examination was limited to the following documents and not others:

     a.   Articles of Incorporation of the Company, as amended to date;

     b.   Bylaws of the Company, as amended to date; and

     c. Certified Resolutions adopted by the Board of Directors of the Company authorizing the issuance of the stock.

         I have not undertaken, nor do I intend to undertake, any independent investigation beyond such documents and records, or to verify the adequacy of accuracy of such documents and records.

         Based on the foregoing, it is my opinion that the stock being registered under the Registration Statement, as issued, is and will be duly and validly authorized, fully paid and non-assessable under 7-106-101 and 7-106-202 of the Colorado Revised Statutes (C.R.S.)

         I express no opinion as to compliance with State Securities Acts or "blue sky" laws of any state in which the stock is proposed to be offered and sold or as to the effect, if any, which non-compliance with such laws might have.

         I consent to the filing of this opinion as an exhibit to any filing made with the Securities and Exchange Commission or under any state or other jurisdiction's securities act for the purpose of registering, qualifying or establishing eligibility for an exemption from registration or qualification of the stock described in the Registration Statement in connection with the offering described therein.

         This  opinion  covers  only  matters  pertaining  to  Colorado  Revised
Statutes and nothing in this opinion shall be deemed to imply any opinion related to the laws of any other jurisdiction. Nothing herein shall be deemed to relate to or constitute an opinion concerning any matters not specifically set forth above.

         The information set forth herein is as of the date of this letter. I disclaim any undertaking to advise you of changes which may be brought to my attention after the effective date of the Registration Statement.

                                                    Sincerely,

                                                    /s/Michael A. Littman
                                                    ------------------------
                                                    Michael A. Littman

                                  EXHIBIT 23.2


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




We hereby consent to the use in this Form S-1/A Registration Statement of Safe Lane Systems, Inc. of our report dated August 28, 2014, relating to the financial statements of Safe Lane Systems, Inc., as of December 31, 2013 and to all references to our firm included in this Registration Statement.


/s/ B F Borgers CPA PC


Certified Public Accountants
Denver, Colorado
November 14, 2014